02031417

ARS
12/31/01

# OLD REPUBLIC
International Corporation



# 2001 Annual Report
# To The Shareholders



**Contents**

# Letter To The Shareholders

Old Republic's financial and operating performance set several records in 2001, reflecting strong contributions from our three largest segments. Total revenues increased 14.6%, reaching an all-time high of almost $2.4 billion, while net operating and net income posted new highs on both a whole-dollar and per-share basis. Net operating income, which excludes realized investment gains and losses, increased 20.0% to $330.7 million or $2.75 per share. Net income rose 16.6% to $346.9 million or $2.88 per share. At year-end, total assets stood at more than $7.92 billion, with cash and invested assets representing 70.5% of the total.

We believe the Company is well positioned to capitalize on the successes of 2001 and further improve earnings during the coming year. As our longtime followers know, Old Republic operates as a largely decentralized insurance holding company with four principal operating segments. We push accountability to the front line. Each business unit within these segments focuses on a limited set of products or customers and is responsible for its own results. We have attempted to create a balanced, diversified stream of revenues and earnings, which has produced relatively consistent growth in profits over many years.

### Results by Segment

Net premiums earned for **Old Republic General Insurance Group** grew a healthy 16.6% in 2001, crossing the billion-dollar mark for the first time. These results reflect the higher pricing and stricter underwriting standards we began implementing in late 1998. The pricing environment remained firm in 2001 and presented improved opportunities for Old Republic to write new business at attractive rates. Net premiums written in the Group surged 21.9% in 2001, the highest yearly percentage gain since the mid-1980s.

The Group's underwriting performance in 2001 again stemmed from improved pricing and risk selection, with the statutory composite ratio dropping to 102.0% from 106.0% in the previous year. This compares favorably with the industry-wide composite ratio for 2001, which currently is estimated at 117.0%. Old Republic's mix of insurance coverages, industries served, and long-standing objective of assuring a wide dispersion of risks in selected geographical areas minimized exposures to the September 11, 2001 terrorist attacks on America. The income statement for 2001 nonetheless includes pretax charges aggregating approximately $4.0 million, principally from the General Insurance Group, to cover claims related to the attacks.

The Group's greatly improved 2001 underwriting results are very much in line with the expectations we had at the beginning of the year. However, the Group's net investment income was slightly less than in 2000, as improved cash flow was insufficient to offset the impact of a generally declining interest rate environment. Overall, pretax operating profit for this segment increased by 21.0% to $141.4 million.

**Old Republic Mortgage Guaranty Group** once again reported greater income from underwriting and related services in 2001, producing its 14th consecutive year of premium and earnings growth. This very positive performance was largely the result of record-high new insurance written, lower than expected claim costs, and a moderately lower expense ratio.

Premium volume benefited from a robust refinancing market. Earned premiums grew to $353.1 million, up 6.5% from 2000. Claim experience continued to be at historically low levels, helped by increased resumptions of payments on loans that had defaulted temporarily. The Group's composite underwriting ratio declined to 43.6% in 2001 from 44.6% in the prior year, as a more favorable expense ratio offset a slightly higher claim ratio. Net investment income, propelled by strong cash flow, continued its upward trend during 2001, increasing 11.6% year-over-year to $63.3 million. As a whole, the Group's pretax operating income increased 9.1% to a record $261.9 million. This segment now has been the largest contributor to Old Republic's consolidated pretax operating income for three consecutive years.

Throughout 2001, **Old Republic Title Insurance Group** results were enhanced by strong revenue growth driven by a boom in refinancing activity, a strong market for new home purchases, and the continuation of favorable claim experience. Overall, premiums and fees increased 26.6% to a record $625.3 million for the year, while pretax operating income reached a new high of $74.6 million, up 85.2% from 2000. The Group's composite underwriting ratio dropped to 91.8% in 2001 from 96.9% in 2000. The much larger percentage increase in operating income relative to premiums and fees is principally a reflection of the operating leverage inherent in this business and the gradual improvements we have made to its cost structure. Most of the rise in operating income was due to a drop in the expense ratio to 87.8% in 2001 from 93.3% in 2000 on a significantly larger premium and fee base. The claims ratio remained stable and investment income dropped slightly.

The **Old Republic Life Insurance Group**, the Company's smallest business segment, focuses on a limited number of life and health insurance offerings. The Group posted slightly lower pretax operating income as a result of a moderate decline in premiums and somewhat higher benefit and claims provisions. A drop in investment income caused by lower fixed income security yields on a slightly lower invested asset base accentuated the downtrend in earnings. Although the Group's contribution to Old Republic's overall results remains small, this segment generates an acceptable return on capital, provides the flexibility to selectively expand attractive product areas, and complements or enhances the offerings of our General Insurance Group.

### Financial Stability

Maintaining a solid balance sheet has been one of the most important aspects of Old Republic's operating philosophy. Consistent and conservative reserving and accounting practices help ensure the reliability and integrity of reported financial results. A very liquid and high quality investment portfolio cushions us from possible shocks in the financial markets and helps assure we have the necessary funds to meet our obligations as they come due.

Cash and invested assets at December 31, 2001 totaled $5.58 billion or $46.96 per share versus $5.14 billion or $43.50 per share at December 31, 2000. The growth of the invested asset base was largely the result of greater operating cash flow, which rose to $526.7 million in 2001 compared with $344.1 million in 2000. The increase in operating cash flow was mostly due to greater contributions by the Company's three largest segments.

The accompanying Management Analysis of Financial Position and Results of Operations contains additional information about the strength of our business results and financial standing.

Our insurance subsidiaries remain strongly capitalized, ending 2001 with a combined statutory surplus of $1.70 billion. Each operation maintained its very fine financial ratings from major independent rating agencies, as did the holding company. Claim reserves, net of reinsurance recoverable, totaled $2.17 billion at year-end.

### Stock Performance and Related Matters

Old Republic's common shares experienced a 12.5% drop in price in 2001; most insurance stocks and the overall market also declined. Over the past five years, however, Old Republic's shares have generated a compound annual return, inclusive of reinvested dividends of 11.9%, compared with 10.7% for the Standard & Poor's 500 Index and 10.6% for a peer group of publicly held companies. Over the most recent 10-year period, Old Republic's shares have registered a compound annual return of 15.8% versus 12.9% for the S&P 500.

At its March 23, 2000 meeting, the Company's Board of Directors authorized the reacquisition of up to $200.0 million of common shares, as market conditions would warrant during the two-year period from that date. No shares were purchased under this authorization during 2001, as we viewed the opportunities to put our money to work expanding our businesses as more attractive than repurchasing shares. As of December 31, 2001, a total of $177.3 million of this authorization remained unused and is expected to be extended in 2002.

Continuing a practice of many years, in March 2001, the Board of Directors approved a 7.1% increase in the annual cash dividend rate on Old Republic shares; this represents the 20$^{th}$ consecutive annual increase and the 60$^{th}$ year of uninterrupted cash dividends.

### Looking Ahead

Based on our current view of the economy and industry conditions, earnings should grow moderately in 2002, based on continued improvement in our general and mortgage guaranty insurance businesses.

Market conditions remain very favorable for our General Insurance Group. For the foreseeable future, we believe that ongoing price corrections and the application of more stringent underwriting standards should continue to be a positive influence on this segment's operating results. We are well capitalized to finance continued growth as we work to expand our share of the specialty markets in which we operate. A negative for this segment is the price and availability of reinsurance coverage, as the events of September 11 exacerbated price increases and capacity constraints. We have every expectation, however, of passing substantially all such price increases on to our customers.

*Mortgage Guaranty Group operations should remain Old Republic's largest earnings contributor in 2002.* While the refinancing boom of 2001 will be attenuated, earned premiums should nonetheless reflect further, moderate growth. Underwriting results should benefit from such growth and from reasonably low levels of claim and operating costs.

*Our anticipation of reduced mortgage refinancing activity is likely to exert downward pressure on Title Group earnings.* In this context, our objective will be to keep a tight lid on operating costs to minimize the effect of a less robust top line.

For the totality of our business, operating cash flow should continue to produce meaningful additions to the *Company's invested asset base. Early indications are that the U.S. economy is likely to emerge from recessionary* conditions during 2002. As a result, it is likely that investment yields on fixed maturity securities would rise and favorably affect the contribution to Old Republic's earnings from an expanding invested asset base.

We aim to continue managing our business with long-term objectives in clear focus. For us, those objectives always have been to secure a sturdy financial condition to live up to the promises we make to policyholders and their beneficiaries and to build and deliver sound value to those who invest in Old Republic's stock for the long term. We are optimistic that we will continue to meet these objectives in the current year.

Respectfully submitted on behalf of the
Company and its Board of Directors,

Chicago, Illinois
January 29, 2002

A. C. Zucaro
Chairman and Chief Executive Officer

## Old Republic International Corporation and Subsidiaries

# Consolidated Financial Summary

**(Years Ended December 31,)**

| | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| **FINANCIAL POSITION ($ millions):** | | | | | |
| Cash and Invested Assets (a) | $ 5,586.7 | $ 5,144.3 | $ 4,828.5 | $ 4,948.6 | $ 4,819.9 |
| Other Assets | 2,333.4 | 2,137.1 | 2,109.8 | 2,071.1 | 2,103.5 |
| Total Assets | 7,920.2 | 7,281.4 | 6,938.4 | 7,019.7 | 6,923.4 |
| Liabilities, Other than Debt | 4,977.1 | 4,604.0 | 4,530.8 | 4,569.1 | 4,627.2 |
| Debt | 159.0 | 238.0 | 208.3 | 145.1 | 142.9 |
| Total Liabilities | 5,136.1 | 4,842.0 | 4,739.2 | 4,714.2 | 4,770.2 |
| Preferred Stock | .3 | .7 | .7 | 1.2 | 1.0 |
| Common Shareholders' Equity | 2,783.7 | 2,438.7 | 2,198.4 | 2,304.2 | 2,152.1 |
| Total Capitalization (b) | $ 2,943.1 | $ 2,677.4 | $ 2,407.5 | $ 2,450.6 | $ 2,296.1 |

| | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| **RESULTS OF OPERATIONS ($ millions):** | | | | | |
| Net Premiums and Fees Earned | $ 2,029.5 | $ 1,736.8 | $ 1,781.7 | $ 1,810.6 | $ 1,628.0 |
| Net Investment and Other Income | 314.1 | 300.1 | 290.8 | 308.1 | 308.4 |
| Realized Investment Gains | 29.7 | 33.6 | 29.5 | 53.0 | 26.3 |
| Net Revenues | 2,373.4 | 2,070.6 | 2,102.1 | 2,171.7 | 1,962.8 |
| Benefits, Claims, Settlement Expenses and Dividends | 860.5 | 761.2 | 833.0 | 782.1 | 787.6 |
| Underwriting and Other Expenses | 1,008.9 | 882.9 | 952.0 | 922.8 | 748.5 |
| Income Taxes | 159.7 | 131.0 | 92.9 | 145.8 | 129.2 |
| Net Income | $ 346.9 | $ 297.5 | $ 226.8 | $ 323.7 | $ 298.1 |

| | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| **COMMON SHARE DATA: (d)** | | | | | |
| **Net Income:** | | | | | |
| Basic (c) | $ 2.92 | $ 2.49 | $ 1.76 | $ 2.35 | $ 2.22 |
| Diluted | $ 2.88 | $ 2.47 | $ 1.75 | $ 2.33 | $ 2.10 |
| **Dividends:** Cash | $ .590 | $ .550 | $ .490 | $ .387 | $ .333 |
| Stock | -% | -% | -% | 50% | -% |
| **Book Value** | $ 23.40 | $ 20.62 | $ 17.99 | $ 17.27 | $ 15.59 |
| **Common Shares (thousands):** | | | | | |
| Outstanding | 118,977 | 118,253 | 122,199 | 133,402 | 138,069 |
| Average and Equivalent Shares: | | | | | |
| Basic | 118,957 | 119,318 | 128,958 | 137,347 | 133,659 |
| Diluted | 120,327 | 120,197 | 129,786 | 139,150 | 141,768 |

(a) Consists of cash, investments and investment income due and accrued.
(b) Total capitalization consists of debt, preferred stock, and common shareholders' equity.
(c) Calculated after deduction of preferred stock dividend requirements of $.- in 2001, $.1 in 2000, $.1 in 1999, $.2 in 1998 and $1.7 in 1997.
(d) All per share statistics herein have been restated to reflect all stock dividends or splits as of December 31, 2001.

(All amounts, except common share data, are expressed in millions)

## OVERVIEW

This analysis pertains to the consolidated accounts of Old Republic International Corporation which are presented on the basis of generally accepted accounting principles ("GAAP"). The Company conducts its business through four separate segments, namely its General (property and liability coverages), Mortgage Guaranty, Title, and Life insurance groups.

## CHANGES IN ACCOUNTING POLICIES

During 2001, the Financial Accounting Standards Board issued two pronouncements affecting accounting for business combinations occurring after June 30, 2001, and the related treatment of goodwill and intangible assets recorded pursuant to such or earlier combinations. In general terms, the first pronouncement requires that business combinations initiated after June 30, 2001 be treated as purchases for financial accounting purposes, that the alternative pooling of interests method of accounting be eliminated, and that identifiable assets meeting certain criteria for intangibles be set apart from any purchased goodwill. This pronouncement had no impact on the Company in 2001. Under the second pronouncement, which takes effect for fiscal years beginning after December 15, 2001, all goodwill resulting from business combinations will no longer be amortized against operations but must be tested periodically for possible impairment of its continued value. Within six months of application of this second pronouncement, a transitional goodwill impairment test needs to be performed and any resulting charge is to be reported as a change in accounting principle. Old Republic will adhere to these pronouncements in 2002 and will determine the impact, if any, of the transitional or subsequent annual impairment tests on its financial position and results of operations. As of December 31, 2001, the Company's consolidated unamortized goodwill asset balance was $84.8, and the average annual charge from goodwill amortization to operating results for the three most recent calendar years was approximately $4.0 (or 3 cents per average diluted share).

## FINANCIAL POSITION

Old Republic's financial position at December 31, 2001 reflected increases in assets, liabilities and common shareholders' equity of 8.8%, 6.1% and 14.1%, respectively, when compared to the immediately preceding year-end. Cash and invested assets represented 70.5% and 70.6% of consolidated assets as of December 31, 2001 and 2000, respectively. Consolidated operations produced positive cash flows for the latest three years. The increases in operating cash flow for 2001 and 2000 were mostly due to greater contributions by the Company's three largest operating segments. In 2001, the invested asset base increased 8.6% to $5,586.7 principally as a result of greater operating cash flow in each of its business segments, and an increase in the value of fixed maturity and equity securities carried at market value.

Short-term investment positions reflect a large variety of seasonal and intermediate-term factors including current operating needs, expected operating cash flows, and investment strategy. Accordingly, the future level of short-term investments will vary and respond to the interplay of these factors and may, as a result, increase or decrease from current levels. During 2001 and 2000, the Corporation committed most investable funds in short to intermediate-term fixed maturity securities and equity securities. Old Republic continues to adhere to its long-term policy of investing primarily in investment grade, marketable securities; investable funds have not been directed to so-called "junk bonds" or types of securities categorized as derivatives. Old Republic's commitment to equity securities during 2001 increased in relation to the related invested balance at year-end 2000 due to portfolio additions and net unrealized gains. At December 31, 2001, the Company had no fixed maturity investments in default as to principal and/or interest.

The Company does not own or utilize derivative financial instruments for the purpose of hedging, enhancing the overall return of its investment portfolio, or reducing the cost of its debt obligations. Traditional investment management tools and techniques are employed to address the yield and valuation exposures of its invested assets base. The long-term fixed maturity investment portfolio is managed so as to limit various risks inherent in the bond market. Credit risk is addressed through asset diversification and the purchase of investment grade securities. Reinvestment rate risk is controlled by concentrating on non-callable issues, and by taking asset-liability matching practices into account; purchases of mortgage and asset backed securities, which have variable principal prepayment options, are generally avoided. Market value risk is limited through the purchase of bonds of intermediate maturity. The combination of these investment management tenets is expected to produce a more stable long-term fixed maturity investment portfolio that is not subject to extreme interest rate sensitivity and principal deterioration. The market value of the Company's long-term fixed maturity investment portfolio is sensitive, however, to fluctuations in the level of interest rates, but not materially affected by changes in anticipated cash flows caused by any prepayments. The impact of interest rate movements on the long-term fixed maturity investment portfolio generally affects net realized gains or losses when securities are sold. With a market value of approximately $4,783.9, the long- term fixed maturity investment portfolio has an average maturity of 4.3 years and an indicated duration of 3.8. This implies that a 100 basis point parallel increase in interest rates from current levels would result in a possible decline in the market value of the long-term fixed maturity investment portfolio of approximately 3.7%, or $178.1. With regard to its $389.8 common stock portfolio, the Company does not own nor engage in any type of option writing. A 10% decrease in the U.S. equity market prices could result in a decrease of $38.9 in the market value of the Company's common stock portfolio. These possible declines in values for Old Republic's bond and stock portfolios would affect negatively the level of the common shareholders' equity account at any point in time, but would not necessarily result in the recognition of realized investment losses as a likely combination of positive operating cash flow and the scheduled emergence of bond maturities should provide sufficient funds to meet obligations to policyholders and claimants, as well as debt service and cash dividend requirements at the holding company level.

Among other major assets, substantially all of the Company's accounts and notes receivable are not past due, and reinsurance receivable balances on paid or estimated unpaid losses are deemed to be fairly stated and recoverable from responsible reinsurers. Regulatory and related GAAP reclassifications that took effect at the beginning of 2001 pertained mostly to the recording of estimated premiums due subsequent to each balance sheet date and had the approximate effect of increasing accounts receivable by $110.9, deferred acquisition costs by $15.7, and unearned premiums by $110.9 as of December 31, 2001. These changes had no effect on the Company's net income for 2001.

The parent holding company generally meets its liquidity and capital needs through dividends paid by its subsidiaries and the issuance of short-term debt. The insurance subsidiaries' ability to pay cash dividends to the parent company, however, is generally restricted by law or subject to approval of the insurance regulatory authorities of the states in which they are domiciled. During 2001, the Company used a part of available cash flow to redeem a portion of its commercial paper outstanding, thereby reducing consolidated debt by approximately $79.0.

Old Republic's capitalization of $2,943.1 at December 31, 2001 consisted of long and short-term debt of $159.0, a minor amount of convertible preferred stock, and common shareholders' equity of $2,783.7. Changes in the common shareholders' equity account for the three most recent years reflect primarily the retention of earnings in excess of dividends declared on outstanding preferred and common shares, an increase during 2001 and 2000 compared to a decrease during 1999 in the value of bonds and stocks carried at market value, and the acquisition of $66.4 and $188.1 in 2000 and 1999, respectively, of the Company's common shares in open market transactions. In March 2000, the Company canceled 36.4 million common shares previously reported as treasury stock, restoring them to unissued status; this had no effect on total shareholders' equity or the financial condition of the Company. At its March 23, 2000 meeting, the Company's Board of Directors authorized the reacquisition of up to $200.0 of common shares as market conditions would warrant during the two year period from that date. As of December 31, 2001 a total of $177.3 of this authorization remained unutilized and is expected to be extended for an additional period of time in 2002.

## RESULTS OF OPERATIONS

### Revenues:

Consolidated net premiums and fees earned increased by 16.9% in 2001, and decreased by 2.5% and 1.6% in 2000 and 1999, respectively. Property and liability earned premiums increased 16.6% and 0.5% in 2001 and 2000, respectively, and decreased 5.4% in 1999. Positive premium production trends in this segment reflect pricing and risk selection improvements implemented for the past two years or so; during 2001 in particular, Old Republic experienced greater success in retaining existing accounts and obtaining new accounts at generally rising prices. Growth in mortgage guaranty premiums for the past three years was enhanced principally by relatively strong mortgage lending activity nationwide, and in 2001 in particular, by much greater refinancing activity due to a downtrend in mortgage rates. Title Group premium and fee revenues increased by 26.6% and 2.8% in 2001 and 1999, respectively, but declined by 13.9% in 2000. These results largely reflect varying levels of housing and mortgage lending activity during these years, with 2001's much greater refinancing activity accounting for a major portion of the increase. The decline in 2000 title premiums and fees resulted mostly from a substantial drop in mortgage refinancing activity. Life and disability premiums decreased in 2001 and were approximately the same in 2000 and 1999.

Net investment income grew by 0.3% and 4.1% in 2001 and 2000, respectively, and was down 3.6% in 1999. For each of the past three years, this revenue source was affected by positive consolidated operating cash flows, by a concentration of investable assets in interest-bearing fixed maturity securities, and by changes in market yields. Between 1999 and mid-year 2000, the Company used mostly internally generated funds for the aforementioned open market purchases of approximately 16.6 million shares of its common stock, thus reducing the size and earning power of its invested assets base. The average annual yield on investments was 5.2%, 5.6% and 5.5% for the years ended December 31, 2001, 2000 and 1999, respectively. These yields reflect at once the relatively short maturity of Old Republic's fixed maturity securities portfolio, an uptrend in yields in 2000, generally flat to declining yields during most of 2001 and 1999, and a moderately greater commitment to equity securities which typically provide lower current yields.

The Company's investment policies are not designed to maximize investment gains. Net investment gains were moderately lower in 2001 than those registered in 2000 and basically level with those posted in 1999. Such net gains were mostly due to discretionary and market driven dispositions or valuations of equity and fixed maturity security holdings. In 2001, 88.7% of total dispositions of securities were represented by contractual maturities and early calls of fixed maturity security holdings; for the years 2000 and 1999 these amounted to 79.9% and 71.0%, respectively.

Expenses:

Consolidated benefit, claim, and related settlement costs, as a percentage of net premiums and fees earned, were approximately 42.4% in 2001, 43.8% in 2000 and 46.8% in 1999. The general insurance portion of the claims ratio improved in 2001 compared to 2000 which also reflected an improvement over 1999. In addition to the effect of a soft pricing environment for most property and liability coverages during the 1990's, greater severity for the most recent loss occurrences was mainly responsible for the higher general insurance claim ratio in 2000 and 1999. The higher ratios were largely driven by commercial automobile (truck) liability insurance coverages, though smaller portions of Old Republic's property and liability business also experienced increases in 1999 when compared to 2001 and 2000. The loss ratio for mortgage guaranty insurance declined in 2000 and 1999; the improvement was mostly attributable to the strong employment and good general economic conditions which led to reasonably stable loan default rates and higher cure rates for loans exhibiting payment difficulties. A small increase in 2001 was largely the result of moderately higher loan default rates. The title insurance loss ratio has been in the low single digits in each of the past three years due to a continuation of favorable trends in claims frequency and severity for business underwritten since 1992 in particular.

Consolidated benefit, claim, and related settlement costs for each of the Company's business segments are affected by the adequacy of reserves established for current and prior years' claim occurrences. Such reserves are recorded on a case by case basis and by means of a large number of formulas and calculations to cover known as well as incurred but not as yet reported claims at each balance sheet date. In the aggregate, the Company's record in establishing such reserves has not indicated deficiencies in the past decade. However, the reserves posted by insurers such as the Company are necessarily based on a wide variety of estimates, can be affected by lagging claim emergence or reporting delays, and their ultimate disposition is subject to a multitude of economic, political, judicial and societal factors that cannot be anticipated or quantified accurately. Accordingly, there can be no guaranty that such reserves will always be on the mark, and any redundancies or deficiencies would be recorded in the periods during which they emerge and are quantified.

The Company's mix of coverages, industries served, and long-standing objective of assuring wide dispersion of risks in selected geographical areas, have likely minimized claim exposures related to the September 11, 2001 terrorist attack on America. The income statement for the year ended December 31, 2001 nonetheless includes charges aggregating approximately $4.0 to cover the possibility of isolated property, workers' compensation, trip delay and life insurance claims. The resulting aggregate post tax charge of $2.6 reduced consolidated net income 2 cents per share.

The ratio of consolidated underwriting, acquisition, and insurance expenses to net premiums and fees earned was approximately 48.8% in 2001, 49.6% in 2000 and 52.6% in 1999. Variations in these ratios reflect a continually changing mix of coverages underwritten and attendant costs of producing business for each of the Company's segments. The property and liability segment's expense ratio remained approximately the same, averaging 27.9% during the latest three year period. The mortgage guaranty segment's expense ratio decreased to 27.5% in 2001 compared to 29.6% in 2000 and 33.5% in 1999 due to greater efficiencies gained in the distribution and servicing of its products. The title insurance expense ratio was higher in 2000 and 1999 due in part to the aforementioned decline or reduced growth in premium and fee volume relative to operating costs; a much increased title sales volume in 2001 led to a lower expense ratio. Consumer and regulatory litigation affecting Old Republic's California title insurance subsidiary was responsible for expenses of $6.8, $4.1 and $16.2 charged to 2001, 2000 and 1999 operations, respectively. Consolidated interest and other corporate charges decreased in 2001 due primarily to reduced interest costs on a gradually lower debt level.

Pre-Tax and Net Income:

Consolidated income before taxes increased by 18.2% and 34.5% in 2001 and 2000, respectively, and declined by 32.1% in 1999. General insurance results improved significantly in 2001 and 2000 compared to 1999 due to better underwriting experience. The mortgage guaranty segment reflected rising earnings in each of the last three years due to increased premium revenues that generated higher income from underwriting operations, and higher investment income from a greater invested asset base. Title insurance earnings were higher in 2001 compared to 2000 and 1999; this reflected the previously noted revenue and expense trends. Life and disability operations registered decreased earnings in 2001 and slightly increased earnings in 2000, whereas 1999 earnings benefited from the revision of certain actuarial factors used in calculating various life and health reserves and deferred acquisition costs. The net benefit of these revisions, the majority of which applied to 1999 premium revenues, amounted to approximately $4.8; this was partially offset by underwriting losses in Old Republic's Canadian travel accident coverages.

The effective consolidated income tax rates were 31.7% in 2001, 30.7% in 2000 and 29.3% in 1999. The rates for each year reflect primarily the varying proportions of pre-tax operating income derived from partially tax-sheltered investment income (principally tax-exempt interest) on the one hand, and the combination of fully taxable investment income, realized investment gains, and underwriting and service income, on the other hand.

## OTHER INFORMATION

Reference is here made to "Financial Information Relating to Segments of Business" appearing elsewhere herein.

Historical data pertaining to the operating performance, liquidity, and other financial matters applicable to an insurance enterprise such as Old Republic are not necessarily indicative of results to be achieved in succeeding years. In addition to the factors cited below, the long-term nature of the insurance business, seasonal and annual patterns in premium production and incidence of claims, changes in yields obtained on invested assets, changes in government policies and free markets affecting inflation rates and general economic conditions, and changes in legal precedents or the application of law affecting the settlement of disputed claims can have a bearing on period-to-period comparisons and future operating results.

Any forward-looking commentary or inferences contained in this report involve, of necessity, assumptions, uncertainties, and risks that may affect the Company's future performance. With regard to Old Republic's General Insurance segment, its results can be affected in particular by the level of market competition which is typically a function of available capital and expected returns on such capital among competitors, the levels of interest and inflation rates, as well as periodic changes in claim frequency and severity patterns caused by natural disasters, weather conditions, accidents, illnesses, work-related injuries, and unanticipated external events. Mortgage Guaranty and Title insurance results can be affected by such factors as changes in national and regional housing demand and values, the availability and cost of mortgage loans, employment trends, and default rates on mortgage loans; mortgage guaranty results may also be affected by various risk-sharing arrangements with business producers as well as the risk management and pricing policies of government sponsored enterprises. Life and disability insurance results can be impacted by the levels of employment and consumer spending, as well as mortality and health trends. At the holding company level, operating earnings or losses are generally affected by the amount of debt outstanding and its cost, as well as interest income on temporary holdings of short-term investments.

Any forward-looking commentaries speak only as of their dates. Old Republic undertakes no obligation to publicly update or revise such comments, whether as a result of new information, future events or otherwise, and accordingly they may not be unduly relied upon.

Old Republic International Corporation and Subsidiaries

# Consolidated Balance Sheets (All amounts, except common share data, are expressed in millions)

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| **Assets** | | |
| **Investments:** | | |
| Held to maturity: | | |
| Fixed maturity securities (at amortized cost) (fair value: $2,173.6 and $2,106.2) | $ 2,111.8 | $ 2,078.0 |
| Other long-term investments | 60.8 | 55.2 |
| | 2,172.7 | 2,133.3 |
| Available for sale: | | |
| Fixed maturity securities (at fair value) (cost: $2,536.4 and $2,219.2) | 2,610.2 | 2,232.2 |
| Equity securities (at fair value) (cost: $318.3 and $238.7) | 391.6 | 295.5 |
| Short-term investments (at fair value which approximates cost) | 298.5 | 378.0 |
| | 3,300.4 | 2,905.8 |
| | 5,473.1 | 5,039.1 |
| **Other Assets:** | | |
| Cash | 38.0 | 33.0 |
| Securities and indebtedness of related parties | 27.5 | 28.1 |
| Accrued investment income | 75.4 | 72.0 |
| Accounts and notes receivable | 420.0 | 273.9 |
| Reinsurance balances and funds held | 60.5 | 71.0 |
| Reinsurance recoverable: Paid losses | 25.0 | 36.1 |
| Policy and claim reserves | 1,390.3 | 1,350.4 |
| Deferred policy acquisition costs | 179.8 | 148.1 |
| Sundry assets | 230.1 | 229.4 |
| | 2,447.0 | 2,242.2 |
| Total Assets | $ 7,920.2 | $ 7,281.4 |

See accompanying Notes to Consolidated Financial Statements.

## Old Republic International Corporation and Subsidiaries

## Consolidated Balance Sheets, (Continued) (All amounts, except common share data, are expressed in millions)

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| **Liabilities, Preferred Stock, and Common Shareholders' Equity** | | |
| **Liabilities:** | | |
| Future policy benefits | $ 110.4 | $ 120.6 |
| Losses, claims and settlement expenses | 3,451.0 | 3,389.5 |
| Unearned premiums | 604.1 | 397.5 |
| Other policyholders' benefits and funds | 53.3 | 45.7 |
| Total policy liabilities and accruals | 4,218.8 | 3,953.4 |
| Commissions, expenses, fees and taxes | 165.8 | 140.9 |
| Reinsurance balances and funds | 121.2 | 119.2 |
| Federal income tax: Current | 7.2 | 5.6 |
| Deferred | 376.5 | 289.8 |
| Debt | 159.0 | 238.0 |
| Sundry liabilities | 87.4 | 94.8 |
| Commitments and contingent liabilities | - | - |
| Total Liabilities | 5,136.1 | 4,842.0 |
| **Preferred Stock:** | | |
| Convertible preferred stock (*) | .3 | .7 |
| **Common Shareholders' Equity:** | | |
| Common stock(*) | 122.1 | 121.4 |
| Additional paid-in capital | 219.8 | 207.8 |
| Retained earnings | 2,383.2 | 2,106.4 |
| Accumulated other comprehensive income | 91.1 | 35.6 |
| Treasury stock (at cost) (*) | (32.6) | (32.6) |
| Total Common Shareholders' Equity | 2,783.7 | 2,438.7 |
| Total Liabilities, Preferred Stock and Common Shareholders' Equity. | $ 7,920.2 | $ 7,281.4 |

(*) At December 31, 2001 and 2000, there were 75,000,000 shares of $0.01 par value preferred stock authorized, of which 44,591 in 2001 and 138,878 in 2000 were convertible preferred shares issued and outstanding. As of the same dates, there were 500,000,000 shares of common stock, $1.00 par value, authorized, of which 122,168,699 in 2001 and 121,444,862 in 2000 were issued and outstanding. At December 31, 2001 and 2000 there were 100,000,000 shares of Class B Common Stock, $1.00 par value, authorized, of which no shares were issued. Common shares classified as treasury stock were 3,191,368 and 3,191,362 as of December 31, 2001 and 2000, respectively.

See accompanying Notes to Consolidated Financial Statements.

## Old Republic International Corporation and Subsidiaries

## Consolidated Statements of Income (All amounts, except common share data, are expressed in millions)

| | Years Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| **Revenues:** | | | |
| Net premiums earned | $ 1,786.8 | $ 1,550.3 | $ 1,567.2 |
| Title, escrow, and other fees | 242.6 | 186.4 | 214.5 |
| Net investment income | 274.7 | 273.9 | 263.2 |
| Realized investment gains | 29.7 | 33.6 | 29.5 |
| Other income | 39.4 | 26.1 | 27.5 |
| | 2,373.4 | 2,070.6 | 2,102.1 |
| **Benefits, Losses and Expenses:** | | | |
| Benefits, claims, and settlement expenses | 861.0 | 760.3 | 829.9 |
| Dividends to policyholders | (.4) | .9 | 3.1 |
| Underwriting, acquisition, and insurance expenses | 989.9 | 861.7 | 937.4 |
| Interest and other charges | 18.9 | 21.2 | 14.5 |
| | 1,869.5 | 1,644.2 | 1,785.1 |
| Income before income taxes and items below | 503.9 | 426.4 | 317.0 |
| Income Taxes: Currently payable | 104.4 | 74.3 | 19.9 |
| Deferred | 55.2 | 56.7 | 73.0 |
| Total | 159.7 | 131.0 | 92.9 |
| Income before items below | 344.2 | 295.3 | 224.1 |
| Equity in earnings of unconsolidated subsidiaries and minority interests | 2.7 | 2.2 | 2.7 |
| **Net Income** | $ 346.9 | $ 297.5 | $ 226.8 |
| **Net Income Per Share:** | | | |
| Basic: | $ 2.92 | $ 2.49 | $ 1.76 |
| Diluted: | $ 2.88 | $ 2.47 | $ 1.75 |
| Average number of common and common equivalent shares outstanding: Basic | 118,957,511 | 119,318,408 | 128,958,708 |
| Diluted | 120,327,906 | 120,197,044 | 129,786,971 |
| **Dividends Per Common Share:** | | | |
| Cash | $ .59 | $ .55 | $ .49 |

See accompanying Notes to Consolidated Financial Statements.

## Old Republic International Corporation and Subsidiaries

# Consolidated Statements of Comprehensive Income

(All amounts, except common share data, are expressed in millions)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Net income as reported | $ 346.9 | $ 297.5 | $ 226.8 |
| Other comprehensive income (loss): | | | |
| Foreign currency translation adjustment | (2.4) | (1.6) | 2.0 |
| Unrealized gains (losses) on securities: | | | |
| Unrealized gains (losses) arising during period | 118.8 | 118.2 | (109.2) |
| Less: elimination of pretax realized gains included in income as reported | 29.7 | 33.6 | 29.5 |
| Pretax unrealized gains (losses) on securities carried at market value | 89.1 | 84.5 | (138.7) |
| Deferred income taxes (credits) | 31.2 | 29.5 | (48.7) |
| Net unrealized gains (losses) on securities | 57.9 | 54.9 | (89.9) |
| Net adjustments | 55.4 | 53.3 | (87.9) |
| Comprehensive income | $ 402.4 | $ 350.9 | $ 138.8 |

See accompanying Notes to Consolidated Financial Statements.

## Old Republic International Corporation and Subsidiaries

# Consolidated Statements of Preferred Stock and Common Shareholders' Equity (All amounts, except common share data, are expressed in millions)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| **Convertible Preferred Stock:** | | | |
| Balance, beginning of year | $ .7 | $ .7 | $ 1.2 |
| Exercise of stock options | - | - | - |
| Converted into common stock | (.4) | (.1) | (.5) |
| Balance, end of year | $ .3 | $ .7 | $ .7 |
| **Common Stock:** | | | |
| Balance, beginning of year | $ 121.4 | $ 156.6 | $ 156.3 |
| Dividend reinvestment plan | - | - | - |
| Exercise of stock options | .6 | 1.1 | .1 |
| Conversion of convertible preferred stock | - | - | .1 |
| Treasury stock retired | - | (36.4) | - |
| Balance, end of year | $ 122.1 | $ 121.4 | $ 156.6 |
| **Additional Paid-in Capital:** | | | |
| Balance, beginning of year | $ 207.8 | $ 627.8 | $ 624.5 |
| Dividend reinvestment plan | .6 | .6 | .6 |
| Exercise of stock options | 11.0 | 16.5 | 2.2 |
| Conversion of convertible preferred stock | .3 | - | .3 |
| Treasury stock retired | - | (437.2) | - |
| Balance, end of year | $ 219.8 | $ 207.8 | $ 627.8 |
| **Unallocated Shares - ESSOP:** | | | |
| Balance, beginning of year | $ - | $ (2.5) | $ (5.1) |
| Change for the year | - | 2.5 | 2.6 |
| Balance, end of year | $ - | $ - | $ (2.5) |
| **Retained Earnings:** | | | |
| Balance, beginning of year | $ 2,106.4 | $ 1,873.9 | $ 1,709.9 |
| Net income | 346.9 | 297.5 | 226.8 |
| Cash dividends on common stock | (70.0) | (65.0) | (62.6) |
| Cash dividends on preferred stock | - | (.1) | (.1) |
| Balance, end of year | $ 2,383.2 | $ 2,106.4 | $ 1,873.9 |
| **Accumulated Other Comprehensive Income (Loss):** | | | |
| Balance, beginning of year | $ 35.6 | $ (17.6) | $ 70.2 |
| Foreign currency translation adjustments | (2.4) | (1.6) | 2.0 |
| Net unrealized gains (losses) on securities | 57.9 | 54.9 | (89.9) |
| Balance, end of year | $ 91.1 | $ 35.6 | $ (17.6) |
| **Treasury Stock:** | | | |
| Balance, beginning of year | $ (32.6) | $ (439.8) | $ (251.6) |
| Acquired during the year | - | (66.4) | (188.1) |
| Retired during the year | - | 473.6 | - |
| Balance, end of year | $ (32.6) | $ (32.6) | $ (439.8) |

See accompanying Notes to Consolidated Financial Statements.

## Old Republic International Corporation and Subsidiaries
# Consolidated Statements of Cash Flows
**(All amounts, except common share data, are expressed in millions)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| **Cash flows from operating activities:** | | | |
| Net income | $ 346.9 | $ 297.5 | $ 226.8 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Deferred policy acquisition costs | (32.8) | 1.9 | (10.0) |
| Premiums and other receivables | (146.2) | (24.1) | (2.3) |
| Unpaid claims and related items | 31.7 | (38.5) | (24.6) |
| Future policy benefits and policyholders' funds | 188.6 | 20.6 | 4.1 |
| Income taxes | 57.4 | 64.7 | 63.8 |
| Reinsurance balances and funds | 26.8 | (8.2) | 8.2 |
| Accounts payable, accrued expenses and other | 54.1 | 30.2 | 8.5 |
| Total | 526.7 | 344.1 | 274.5 |
| **Cash flows from investing activities:** | | | |
| Sales of fixed maturity securities: | | | |
| Held to maturity: | | | |
| Maturities and early calls | 254.1 | 240.7 | 187.2 |
| Other | 2.9 | - | - |
| Available for sale: | | | |
| Maturities and early calls | 240.8 | 188.3 | 170.9 |
| Other | 59.9 | 108.1 | 146.3 |
| Sales of equity securities | 67.4 | 61.6 | 37.8 |
| Sales of other investments | 2.9 | 3.1 | 1.8 |
| Sales of fixed assets for company use | 1.8 | .9 | 1.8 |
| Purchases of fixed maturity securities: | | | |
| Held to maturity | (293.7) | (71.6) | (131.6) |
| Available for sale | (629.4) | (472.5) | (518.4) |
| Purchases of equity securities | (146.8) | (156.8) | (62.8) |
| Purchases of other investments | (3.7) | (16.6) | (18.2) |
| Purchases of fixed assets for company use | (14.6) | (12.7) | (16.0) |
| Proceeds from sale of subsidiary | - | - | 25.3 |
| Cash and short-term investments of subsidiary sold | - | - | (31.4) |
| Other-net | (4.9) | (10.5) | 6.9 |
| Total | (463.2) | (138.0) | (200.2) |
| **Cash flows from financing activities:** | | | |
| Increase in term loans | 30.0 | 75.0 | 87.0 |
| Issuance of preferred and common shares | 9.3 | 13.7 | 3.1 |
| Repayments of term loans | (109.0) | (40.0) | (18.0) |
| Redemption of debentures and notes | (1.0) | (2.7) | (2.3) |
| Dividends on common shares | (70.0) | (65.0) | (62.6) |
| Dividends on preferred shares | - | (.1) | (.1) |
| Purchases of treasury shares | - | (66.4) | (188.1) |
| Other-net | 2.8 | (3.6) | .3 |
| Total | (137.8) | (89.2) | (180.7) |
| **Increase (decrease) in cash and short-term investments** | (74.4) | 116.9 | (106.4) |
| Cash and short-term investments, beginning of year | 411.0 | 294.1 | 400.5 |
| Cash and short-term investments, end of year | $ 336.6 | $ 411.0 | $ 294.1 |

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation is a Chicago-based insurance holding company with subsidiaries engaged in the general (property & liability), mortgage guaranty, title, and life (life & disability) insurance businesses. In this report, "Old Republic", "the Corporation", or "the Company" refers to Old Republic International Corporation and its subsidiaries as the context requires. The aforementioned insurance segments are organized as the Old Republic General Insurance, Mortgage Guaranty, Title Insurance, and Life Insurance Groups, and references herein to such groups apply to the Company's subsidiaries engaged in the respective segments of business. See Note 6 for a discussion of the Company's business segments.

Note 1-Summary of Significant Accounting Policies-The significant accounting policies employed by Old Republic International Corporation and its subsidiaries are set forth in the following summary.

*(a) Consolidation Practices*-The consolidated financial statements include the accounts of the Corporation and those of its major insurance underwriting and service subsidiaries. Non-consolidated insurance marketing and service subsidiaries are insignificant and are reflected on the equity basis of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.

*(b) Accounting Principles*-The Corporation's insurance underwriting subsidiaries maintain their records in conformity with accounting practices prescribed or permitted by state insurance regulatory authorities. In consolidating such subsidiaries, adjustments have been made to conform their accounts with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*(c) Investments*-The Company may classify its invested assets in terms of those assets relative to which it either (1) has the positive intent and ability to hold until maturity, (2) has available for sale or (3) has the intention of trading (carried at fair value with adjustments to income). As of December 31, 2001, the Company's invested assets were classified solely as "held to maturity" or "available for sale."

Fixed maturity securities and redeemable preferred stocks classified as "held to maturity" are generally carried at amortized costs while fixed maturity securities classified as "available for sale" in addition to other preferred and common stocks (equity securities) are included at fair value with changes in such values, net of deferred income taxes, reflected directly in shareholders' equity. Fair values for fixed maturity securities and equity securities are based on quoted market prices or estimates using values obtained from independent pricing services as applicable. The Company periodically reviews the securities in its investment portfolio, and the carrying values of investments which are deemed to be other than temporarily impaired are adjusted as appropriate.

The amortized cost and estimated fair values of fixed maturity securities are as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| Fixed Maturity Securities: | | | | |
| December 31, 2001: | | | | |
| Held to maturity: | | | | |
| Utilities | $ 777.6 | $ 25.3 | $ 2.2 | $ 800.7 |
| Tax-exempt | 1,333.4 | 41.2 | 2.5 | 1,372.1 |
| Redeemable preferred stocks | .7 | - | - | .7 |
| | $ 2,111.8 | $ 66.5 | $ 4.8 | $ 2,173.6 |
| Available for sale: | | | | |
| U.S. & Canadian Governments | $ 844.1 | $ 25.2 | $ .3 | $ 869.0 |
| Corporate | 1,692.2 | 61.2 | 12.2 | 1,741.2 |
| | $ 2,536.4 | $ 86.5 | $ 12.6 | $ 2,610.2 |
| Fixed Maturity Securities: | | | | |
| December 31, 2000: | | | | |
| Held to maturity: | | | | |
| Utilities | $ 777.5 | $ 9.4 | $ 5.7 | $ 781.2 |
| Tax-exempt | 1,299.8 | 25.2 | .7 | 1,324.3 |
| Redeemable preferred stocks | .6 | - | - | .6 |
| | $ 2,078.0 | $ 34.6 | $ 6.4 | $ 2,106.2 |
| Available for sale: | | | | |
| U.S. & Canadian Governments | $ 690.0 | $ 19.5 | $ .3 | $ 709.2 |
| Corporate | 1,529.2 | 25.1 | 31.2 | 1,523.0 |
| | $ 2,219.2 | $ 44.6 | $ 31.6 | $ 2,232.2 |

The amortized cost and estimated fair value at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | Amortized Cost | Estimated Fair Value |
|---|---|---|
| Fixed Maturity Securities: | | |
| Held to Maturity: | | |
| Due in one year or less | $ 315.5 | $ 320.4 |
| Due after one year through five years | 1,180.0 | 1,227.6 |
| Due after five years through ten years | 598.5 | 608.0 |
| Due after ten years | 17.7 | 17.5 |
| | $ 2,111.8 | $ 2,173.6 |
| Available for Sale: | | |
| Due in one year or less | $ 216.0 | $ 219.8 |
| Due after one year through five years | 1,176.4 | 1,209.0 |
| Due after five years through ten years | 1,106.2 | 1,136.6 |
| Due after ten years | 37.7 | 44.7 |
| | $ 2,536.4 | $ 2,610.2 |

*Bonds and other investments carried at $145.5 as of December 31, 2001 were on deposit with governmental* authorities by the Corporation's insurance subsidiaries to comply with insurance laws.

A summary of the Company's equity securities follows:

| | Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| Equity Securities: | | | | |
| December 31, 2001: | | | | |
| Common stocks | $ 316.6 | $ 88.9 | $ 15.7 | $ 389.8 |
| Perpetual preferred stocks | 1.7 | - | - | 1.7 |
| | $ 318.3 | $ 89.0 | $ 15.8 | $ 391.6 |
| December 31, 2000: | | | | |
| Common stocks | $ 236.1 | $ 67.8 | $ 10.9 | $ 292.9 |
| Perpetual preferred stocks | 2.5 | - | - | 2.6 |
| | $ 238.7 | $ 67.8 | $ 10.9 | $ 295.5 |

Investment income is reported net of allocated expenses and includes appropriate adjustments for amortization of premium and accretion of discount on fixed maturity securities acquired at other than par value. Dividends on equity securities are credited to income on the ex-dividend date. Realized investment gains and losses are reflected as revenues in the income statement and are determined on the basis of amortized value at date of sale for fixed maturity securities, and cost in regard to equity securities; such bases apply to the specific securities sold. Unrealized investment gains and losses, net of any deferred income taxes, are recorded directly as a component of accumulated other comprehensive income.

At December 31, 2001, the Corporation and its subsidiaries had no non-income producing fixed maturity securities.

The following table reflects the composition of net investment income, net realized gains or losses, and the net change in unrealized investment gains or losses for each of the years shown:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Investment income from: | | | |
| Fixed maturity securities | $ 251.3 | $ 245.7 | $ 241.9 |
| Equity securities | 7.9 | 7.6 | 3.9 |
| Short-term investments | 15.8 | 18.3 | 14.2 |
| Other sources | 6.1 | 8.6 | 9.3 |
| Gross investment income | 281.3 | 280.2 | 269.5 |
| Investment expenses (1) | 6.5 | 6.2 | 6.2 |
| Net investment income | $ 274.7 | $ 273.9 | $ 263.2 |
| Realized gains (losses) on: | | | |
| Fixed maturity securities: | | | |
| Held to maturity | $ (2.2) | $ - | $ .2 |
| Available for sale: | | | |
| Gains | 3.1 | 1.4 | 2.3 |
| Losses | (5.1) | (.5) | (.1) |
| Net | (1.9) | .8 | 2.1 |
| Total | (4.1) | .8 | 2.4 |
| Equity securities & other long-term investments | 33.9 | 32.9 | 27.2 |
| Total | 29.7 | 33.6 | 29.5 |
| Income taxes | 13.5 | 11.7 | 10.6 |
| Net realized gains | $ 16.1 | $ 21.8 | $ 18.9 |
| Changes in unrealized investment gains (losses) on: | | | |
| Fixed maturity securities: | | | |
| Held to maturity (2) | $ 33.6 | $ 47.2 | $ (108.9) |
| Available for sale | $ 60.8 | $ 46.2 | $ (108.4) |
| Less: Deferred income taxes (credits) | 21.3 | 16.1 | (38.1) |
| Net changes in unrealized investment gains (losses) | $ 39.5 | $ 30.0 | $ (70.2) |
| Equity securities & other long-term investments | $ 28.2 | $ 38.3 | $ (30.3) |
| Less: Deferred income taxes (credits) | 9.9 | 13.3 | (10.6) |
| Net changes in unrealized investment gains (losses) | $ 18.3 | $ 24.9 | $ (19.6) |

(1) Investment expenses consist of personnel costs and investment management and custody service fees, and includes interest incurred on funds held of $1.4, $1.5 and $1.5 for the years ended December 31, 2001, 2000 and 1999, respectively.

(2) Deferred income taxes do not apply since these securities are carried at amortized cost.

*(d) Revenue Recognition*-Pursuant to generally accepted accounting principles applicable to the insurance industry, benefits, claims, and expenses are associated with the related revenues by means of the provision for policy benefits, the deferral and subsequent amortization of acquisition costs, and the recognition of incurred benefits, claims and operating expenses.

General insurance (property and liability) and level-term credit life insurance premiums are reflected in income on a pro-rata basis. Earned but unbilled premiums are generally taken into income on the billing date, and adjustments for retrospective premiums, commissions and similar charges are accrued on the basis of periodic evaluations of current underwriting experience and contractual obligations. First year and renewal mortgage guaranty premiums are recognized as income on a straight-line basis except that a portion of first year premiums received for certain high risk policies is deferred and reported as earned over the estimated policy life, including renewal periods. Single premiums for mortgage guaranty policies covering more than one year are earned on an accelerated basis over the policy term. Title insurance premiums are recognized as income upon the substantial completion of the policy issuance process. Title abstract, escrow, service, and other fees are taken into income at the time of closing of the related escrow. Ordinary life premiums are recognized as revenue when due. Decreasing term credit life and credit disability/accident & health insurance premiums are generally earned on a sum-of-the-years-digits or similar method.

(e) *Deferred Policy Acquisition Costs*-The Corporation's insurance subsidiaries, other than title companies, defer certain costs which vary with and are primarily related to the production of business. Deferred costs consist principally of commissions, premium taxes, marketing, and policy issuance expenses. With respect to most coverages, deferred acquisition costs are amortized on the same basis as the related premiums are earned or, alternatively, over the periods during which premiums will be paid or underwriting and claim services performed. The following table summarizes deferred policy acquisition costs and related data for the years shown:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Deferred, beginning of year | $ 148.1 | $ 151.1 | $ 143.9 |
| Acquisition costs deferred: | | | |
| Commissions - net of reinsurance | 151.0 | 122.2 | 131.9 |
| Premium taxes | 40.0 | 31.0 | 30.8 |
| Salaries and other marketing expenses | 84.1 | 72.0 | 84.4 |
| Sub-total | 275.1 | 225.2 | 247.2 |
| Amortization charged to income | (243.3) | (228.3) | (240.0) |
| Change for the year | 31.8 | (3.1) | 7.2 |
| Deferred, end of year | $ 179.8 | $ 148.1 | $ 151.1 |

(f) *Future Policy Benefits/Unearned Premiums*-General insurance and level term credit life insurance policy liabilities represent unearned premium reserves developed by application of monthly pro-rata factors to premiums in force. Disability/accident & health and decreasing term credit life insurance policy liabilities are calculated primarily on a sum-of-the-years-digits method. Mortgage guaranty unearned premium reserves are calculated primarily on a pro-rata basis. Ordinary life policy liabilities are determined on a level premium method and take into account mortality and withdrawal rates based principally on anticipated company experience; assumed interest rates range from 3.0% to 6.0%.

At December 31, 2001 and 2000, the Life Insurance Group had $7,500.4 and $6,849.1, respectively, of net life insurance in force. Future policy benefits and unearned premiums, consisted of the following:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Future Policy Benefits: | | |
| Life Insurance Group: | | |
| Life insurance | $ 70.8 | $ 74.7 |
| Disability/accident & health | 39.5 | 45.9 |
| Total | $ 110.4 | $ 120.6 |
| Unearned Premium: | | |
| General Insurance Group | $ 565.1 (1) | $ 359.5 |
| Mortgage Guaranty Group | 38.9 | 38.0 |
| Total | $ 604.1 | $ 397.5 |

(1) Due to the adoption of a revised Accounting Practices and Procedures Manual ("Codification"), unearned premium reserves were increased by $110.9. This had no effect on earned premiums for the General Insurance Group.

The Company has previously issued directly or assumed as a reinsurer certain insurance policies generally categorized as financial guarantees. The major types of guarantees pertain to (a) state, municipal and other general or special revenue bonds and (b) variable interest rate guarantees. The types of risks involved include failure by the bond issuer to make timely payment of principal and interest, changes in interest rates, and changes in the future value of fixed assets. The degree of risk pertaining to these insurance products is largely dependent on the effects of general economic cycles and changes in the credit worthiness of issuers whose obligations have been guaranteed. Premium written is limited to renewal business written prior to 1998.

Premiums received for financial guarantee policies are generally earned over the terms of the contract (which may range between 5 and 30 years) or on the basis of current exposure relative to maximum exposure in force; with respect to residual value insurance, that portion of the premium in excess of certain initial underwriting costs is deferred and taken into income when all events leading to the determination of exposure, if any, have occurred. Since losses on financial guarantee insurance products cannot be predicted reliably, the Company's unearned premium reserves serve as the primary income recognition and loss reserving mechanism. When losses become known and determinable, they are paid or placed in reserve and the remaining directly-related unearned premiums are taken into income.

No assurance can be given that unearned premiums will be greater or less than ultimate incurred losses on these policies.

The following table reflects certain data pertaining to net insurance in force for the Company's financial guarantee business at the dates shown:

| | Years Ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Net Insurance in Force: | | |
| Bonds | $ 1,680.8 | $ 1,937.5 |
| Other | .2 | .2 |
| Net Unearned Premiums: | | |
| Bonds | 9.1 | 10.2 |
| Other | $ .2 | $ .2 |

With respect to mortgage guaranty insurance (net insurance in force of $97,709.0 and $85,461.1, at December 31, 2001 and 2000, respectively) the Company's reserving policies are set forth below in Note 1(g).

*(g) Losses, Claims and Settlement Expenses*-Reserves are estimates that provide for the ultimate expected cost of settling unpaid losses and claims reported at each balance sheet date. Losses and claims incurred but not reported, as well as expenses required to settle losses and claims are established on the basis of various criteria, including historical cost experience and anticipated costs of servicing reinsured and other risks. Long-term disability-type workers' compensation reserves, however, are discounted to present value based on interest rates ranging from 3.5% to 4.0%.

The establishment of claim reserves by the Company's insurance subsidiaries is a reasonably complex and dynamic process influenced by a large variety of factors. These include past experience applicable to the anticipated costs of various types of claims, continually evolving and changing legal theories emanating from the judicial system, recurring accounting and actuarial studies, the professional experience and expertise of the Company's claim departments' personnel or attorneys and independent adjusters retained to handle individual claims, the effect of inflationary trends on future claim settlement costs, and periodic changes in claim frequency patterns such as those caused by natural disasters, illnesses, accidents, or work-related injuries. Consequently, the reserve-setting process relies on the judgments and opinions of a large number of persons, on historical precedent and trends, and on expectations as to future developments. At any point in time, the Company and the industry are exposed to possibly higher than anticipated claim costs due to the aforementioned factors, and to the evolution, interpretation, and expansion of tort law, as well as to the effects of unexpected jury verdicts.

The Company believes that its overall reserving practices have been consistently applied over many years, and that its aggregate net reserves have resulted in reasonable approximations of the ultimate net costs of claims incurred. However, no representation is made that ultimate net claim and related costs will not be greater or lower than previously established reserves.

The following table shows an analysis of changes in aggregate reserves for the Company's losses, claims and settlement expenses for each of the years shown.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Amount of reserves for unpaid claims and claim adjustment expenses at the beginning of each year, net of reinsurance losses recoverable | $ 2,145.6 | $ 2,184.8 | $ 2,208.4 |
| Incurred claims and claim adjustment expenses: | | | |
| Provisions for insured events of the current year | 983.6 | 911.5 | 958.0 |
| Change in provision for insured events of prior years | (126.6) | (153.5) | (130.5) |
| Total incurred claims and claim adjustment expenses | 857.0 | 758.1 | 827.6 |
| Payments: | | | |
| Claims and claim adjustment expenses attributable to insured events of the current year | 319.8 | 306.7 | 344.3 |
| Claims and claim adjustment expenses attributable to insured events of prior years | 505.0 | 490.7 | 507.0 |
| Total payments | 824.9 | 797.3 | 851.3 |
| Amount of reserves for unpaid claims and claim adjustment expenses at the end of each year, net of reinsurance losses recoverable | 2,177.6 | 2,145.6 | 2,184.8 |
| Reinsurance losses recoverable | 1,273.3 | 1,243.9 | 1,248.9 |
| Amount of reserves for unpaid claims and claim adjustment expenses | $ 3,451.0 | $ 3,389.5 | $ 3,433.7 |

All reserves are necessarily based on estimates which are periodically reviewed and evaluated in the light of emerging claim experience and changing circumstances. The resulting changes in estimates are recorded in operations of the periods during which they are made. Return and additional premiums and policyholders' dividends, all of which tend to be affected by development of claims in future years, may offset, in whole or in part, developed claim redundancies or deficiencies for certain coverages such as workers' compensation.

The data in the table above, incorporates Old Republic's estimates of indemnity and settlement costs for various asbestosis and environmental impairment ("A&E") claims that have been filed in the normal course of business against a number of its insurance subsidiaries. Many such claims relate to policies issued prior to 1985, and during a short period between 1981 and 1982 pursuant to an agency agreement canceled in 1982. Over the years, the Corporation's insurance subsidiaries have typically issued general liability insurance policies with face amounts ranging between $1.0 and $2.0 and rarely exceeding $10.0. Such policies have, in turn, been subject to reinsurance cessions which have typically reduced the Corporation's retentions to $.5 or less as to each claim.

The Corporation's reserving methods, particularly as they apply to formula-based reserves, have been established to provide for normal claim occurrences as well as unusual exposures such as those pertaining to A&E claims and related costs. At times, however, the Corporation's insurance subsidiaries also establish specific formula and other reserves as part of their overall claim and claim expense reserves to cover claims such as those emanating from A&E exposures. These are intended to cover additional litigation and other costs that are likely to be incurred to protect the Company's interests in litigated cases in particular. At December 31, 2001, the Corporation's aggregate indemnity and loss adjustment expense reserves specifically identified with A&E exposures amounted to approximately $80.6 gross, and $49.6 net of reinsurance. Based on average annual claims payments during the five most recent calendar years, such reserves represented 9.2 years (gross) and 18.5 years (net) of average annual claims payments.

Old Republic disagrees with the allegations of liability on virtually all A&E related claims of which it has knowledge on the grounds that exclusions in the policies preclude coverage for nearly all such claims, and that the Corporation never intended to assume such risks. Old Republic's exposure on such claims cannot therefore be calculated by conventional insurance reserving methods for this and a variety of reasons, including: a) the absence of statistically valid data inasmuch as such claims typically involve long reporting delays and very often uncertainty as to the number and identity of insureds against whom such claims have arisen or will arise; and b) the litigation history of such or similar claims for other insurance industry members that has produced court decisions that have been inconsistent with regard to such questions as when the alleged loss occurred, which policies provide coverage, how a loss is to be allocated among potentially responsible insureds and/or their insurance carriers, how policy coverage exclusions are to be interpreted, what types of environmental impairment or toxic tort claims are covered, when the insurer's duty to defend is triggered, how policy limits are to be calculated, and whether clean-up costs constitute property damage.

Individual insurance companies and others who have evaluated the potential costs of litigating and settling A&E claims have noted with increasing concern the possibility that resolution of such claims, by applying liability retroactively in the context of the existing insurance system, could likely undermine seriously the financial condition of the property and liability insurance industry. The Corporation is of the view that the substantial public policy issues and the diverse insurance coverage issues presented by A&E claims are unlikely to be resolved by the appellate level courts in the near future. In recent times, the Executive Branch and/or the United States Congress have proposed changes in the legislation and rules affecting the determination of liability for environmental claims. As of December 31, 2001, however, there is no solid evidence to suggest that forthcoming changes might mitigate or reduce some or all of these claim exposures.

Because of the above issues and uncertainties, estimation of reserves for losses and allocated loss adjustment expenses for the above noted types of claims is much more difficult or impossible. Accordingly, no representation can be made that the Corporation's reserves for such claims and related costs will not prove to be overstated or understated in the future.

The Corporation's mix of coverages, industries served, and long-standing objective of assuring wide dispersion of risks in selected geographical areas, have likely minimized claim exposures related to the September 11, 2001 terrorist attack on America. The income statement for the year ending December 31, 2001 nonetheless includes pre-tax charges aggregating $4.0 to cover the possibility of isolated property, workers' compensation, trip delay and life insurance claims.

*(h) Income Taxes*-The Corporation and most of its subsidiaries file a consolidated tax return and provide for income taxes payable currently. Deferred income taxes included in the accompanying consolidated financial statements pursuant to generally accepted accounting principles will not necessarily become payable/recoverable in the future. The Company uses the asset and liability method of calculating deferred income taxes. This method calls for the establishment of a deferred tax, calculated at currently effective tax rates, for the cumulative temporary differences between financial statement and tax bases of assets and liabilities.

The provision for combined current and deferred income taxes reflected in the consolidated statements of income does not bear the usual relationship to operating income before taxes as the result of permanent and other differences between pre-tax income and taxable income determined under existing tax regulations. The more significant differences, their effect on the statutory income tax rate, and the resulting effective income tax rates are summarized below:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Statutory tax rate | 35.0% | 35.0% | 35.0% |
| Tax rate increases (decreases): | | | |
| Tax-exempt interest | (3.5) | (4.3) | (6.1) |
| Dividends received exclusion | (.3) | (.4) | (.2) |
| Other items – net | .5 | .4 | .6 |
| Effective tax rate | 31.7% | 30.7% | 29.3% |

The tax effects of temporary differences that give rise to significant portions of the Company's net deferred tax recoverable (payable) are as follows at the dates shown:

| | December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Deferred Tax Assets: | | | |
| Future policy benefits | $ 5.9 | $ 6.1 | $ 4.1 |
| Losses, claims, and settlement expenses | 140.4 | 143.9 | 154.7 |
| Unrealized investment losses | - | - | 4.1 |
| Other | 19.4 | 19.2 | 17.8 |
| Total deferred tax assets | 165.9 | 169.3 | 180.9 |
| Deferred Tax Liabilities: | | | |
| Unearned premium reserves | 25.9 | 28.0 | 27.8 |
| Deferred policy acquisition costs | 55.4 | 49.8 | 49.8 |
| Mortgage guaranty insurers' contingency reserves | 391.9 | 337.7 | 283.8 |
| Fixed maturity securities adjusted to cost | 8.9 | 8.4 | 7.5 |
| Unrealized investment gains | 55.5 | 24.6 | - |
| Title plants and records | 4.4 | 4.4 | 4.4 |
| Other | - | 5.8 | 10.3 |
| Total deferred tax liabilities | 542.4 | 459.1 | 383.9 |
| Net deferred tax liabilities | $ (376.5) | $ (289.8) | $ (203.0) |

Pursuant to special provisions of the Internal Revenue Code pertaining to mortgage guaranty insurers, a contingency reserve (established in accordance with insurance regulations designed to protect policyholders against extraordinary volumes of claims) is deductible from gross income. The tax benefits obtained from such deductions must, however, be invested in a special type of non-interest bearing U.S. Government Tax and Loss Bond. For Federal income tax purposes, the amounts deducted for the contingency reserve are taken into gross statutory taxable income (a) when the contingency reserve is permitted to be charged for losses under state law or regulation, (b) in the event operating losses are incurred, or (c) in any event upon the expiration of ten years.

Life insurance companies domiciled in the United States and qualifying as life insurers for tax purposes are taxed under special provisions of the Internal Revenue Code. As a result of legislation, 1983 and prior years' tax deferred earnings (cumulatively $13.3 at December 31, 2001) credited to the former memorandum "policyholders' surplus account" will generally not be taxed unless they are subsequently distributed to shareholders. The Company does not presently anticipate any distribution or payment of taxes on such earnings in the future.

As a result of regular examinations of the tax returns for the Corporation and its subsidiaries, the Internal Revenue Service ("IRS") has proposed certain adjustments for additional taxes applicable to the years 1991 through 1995. The proposed adjustments pertain to the timing of certain deductions, the IRS' contention that certain salvage does not qualify for transition rule benefits, deductions for certain loss and unearned premium reserves, and several other issues not involving material amounts. The Company believes that substantially all of the proposed adjustments are without merit, that the Company will be successful in vigorously defending its positions, and that the ultimate adjustments, if any, will not significantly affect its financial condition or results of operations.

*(i) Property and Equipment*-Property and equipment is generally depreciated or amortized over the estimated useful lives of the assets, (2 to 27 years), substantially by the straight-line method. Expenditures for maintenance and repairs are charged to income as incurred, and expenditures for major renewals and additions are capitalized.

*(j) Title Plants and Records*-Title plants and records are carried at original cost or appraised value at date of purchase. Such values represent the cost of producing or acquiring interests in title records and indexes and the appraised value of purchased subsidiaries' title records and indexes at dates of acquisition. The cost of maintaining, updating, and operating title records is charged to income as incurred. Title records and indexes are ordinarily not amortized unless events or circumstances indicate that the carrying amount of the capitalized costs may not be recoverable.

*(k) Goodwill*-The costs of certain purchased subsidiaries in excess of related book values (goodwill) at date of acquisition are being amortized against operations principally over 40 years using the straight-line method. Amortization of goodwill amounted to $4.2 in 2001, $4.1 in 2000 and $3.5 in 1999.

Under Statement of Financial Accounting Standards No. 142 (FAS-142) "Goodwill and Other Intangible Assets", which takes effect for fiscal years beginning after December 15, 2001, all goodwill resulting from business combinations will no longer be amortized against operations but must be tested periodically for possible impairment of its continued value.

*(l) Employee Benefit Plans*- The Corporation has several pension plans covering a portion of its work force. The plans are defined benefit plans pursuant to which pension payments are based primarily on years of service and employee compensation near retirement. It is the Corporation's policy to fund the plans' costs as they accrue. Plan assets are comprised principally of bonds, common stocks and short-term investments.

The changes in the projected benefit obligation are as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Projected benefit obligation at beginning of year | $ 127.7 | $ 123.3 | $ 129.5 |
| Increases (decreases) during the year attributable to: | | | |
| Service cost | 4.3 | 3.9 | 4.1 |
| Interest cost | 9.5 | 9.0 | 8.6 |
| Actuarial (gains) losses | 6.7 | (1.4) | (12.1) |
| Benefits paid | (7.3) | (7.0) | (6.8) |
| Plan merger | 3.1 | - | - |
| Net increase (decrease) for year | 16.5 | 4.3 | (6.2) |
| Projected benefit obligation at end of year | $ 144.2 | $ 127.7 | $ 123.3 |

The changes in the fair value of net assets available for plan benefits are as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Fair value of net assets available for plan benefits at beginning of the year | $ 143.8 | $ 129.0 | $ 137.3 |
| Increases (decreases) during the year attributable to: | | | |
| Actual return on plan assets | 13.7 | 19.9 | (2.2) |
| Sponsor contributions | 5.1 | 2.1 | .7 |
| Benefits paid | (7.3) | (7.0) | (6.8) |
| Administrative expenses | (.1) | (.1) | (.1) |
| Plan merger | 3.1 | - | - |
| Net increase (decrease) for year | 14.4 | 14.8 | (8.3) |
| Fair value of net assets available for plan benefits at the end of the year | $ 158.2 | $ 143.8 | $ 129.0 |

A reconciliation of the funded status of the plans is as follows:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Plan assets in excess of projected benefit obligations | $ 13.9 | $ 16.1 |
| Prior service cost not yet recognized in net periodic pension cost | .1 | .1 |
| Unrecognized net gain | (4.6) | (9.6) |
| Pension asset recognized in the consolidated balance sheet | $ 9.5 | $ 6.6 |

The components of annual net periodic pension cost (credit) for the plans consisted of the following:

| | Years Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Service cost | $ 4.3 | $ 3.9 | $ 4.1 |
| Interest cost | 9.5 | 9.0 | 8.6 |
| Expected return on plan assets | (13.2) | (11.8) | (6.0) |
| Amortization of unrecognized transition liability | - | (.5) | (.5) |
| Recognized (gain) loss | 1.4 | 1.5 | (4.8) |
| Prior service cost recognized | - | - | - |
| Net cost | $ 2.2 | $ 2.1 | $ 1.4 |

The projected benefit obligations for the plans were determined using the following weighted-average assumptions at the dates shown:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Settlement discount rates | 7.34 % | 7.66 % |
| Rates of compensation increase | 3.36 % | 3.33 % |
| Long-term rates of return on plans' assets | 8.38 % | 8.39 % |

Included in the plans' assets are Common Shares of the Company valued at $6.1 and $7.0 as of December 31, 2001 and 2000, respectively.

The Corporation has a number of profit sharing and other incentive compensation programs for the benefit of a substantial number of its employees. The costs related to such programs are summarized below:

| | Years Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Employees Savings and Stock Ownership Plan | $ 4.7 | $ 2.3 | $ 8.1 |
| Other profit sharing | 6.0 | 5.4 | 5.6 |
| Deferred and incentive compensation | $ 15.0 | $ 11.4 | $ 12.6 |

The Company sponsors an Employees Savings and Stock Ownership Plan (ESSOP) in which a majority of its employees participate. The ESSOP acquired all of its stock of the Company in 1987 and prior years. Accordingly, it is not required to adopt the American Institute of Certified Public Accountants' SOP No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans." Shares of Company stock owned by the ESSOP are released to participants based on a formula prescribed by the Employee Retirement Income Security Act of 1974, and dividends on released shares are allocated to participants as earnings. The Company's contributions are based on a formula considering growth in net income per share over consecutive five year periods. As of December 31, 2001, there were 6,827,775 Common Shares owned by the ESSOP all of which were released and allocated. There are no repurchase obligations in existence.

*(m) Escrow Funds*-Segregated cash deposit accounts and the offsetting liabilities for escrow deposits in connection with Title Insurance Group real estate transactions in the same amounts ($582.3 and $529.7 at December 31, 2001 and 2000, respectively) are not included as assets or liabilities in the accompanying consolidated balance sheets as the escrow funds are not available for regular operations.

*(n) Earnings Per Share*-Consolidated basic earnings per share excludes the dilutive effect of common stock equivalents and is computed by dividing income available to common stockholders by the weighted-average number of common shares actually outstanding for the year. Diluted earnings per share are similarly calculated with the inclusion of common stock equivalents. The following tables provide a reconciliation of net income and number of shares used in basic and diluted earnings per share calculations.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Numerator: | | | |
| Net Income | $ 346.9 | $ 297.5 | $ 226.8 |
| Less: Preferred stock dividends | - | .1 | .1 |
| Numerator for basic earnings per share - income available to common stockholders | 346.9 | 297.4 | 226.7 |
| Effect of dilutive securities: | | | |
| Convertible preferred stock dividends | - | .1 | .1 |
| Numerator for diluted earnings per share - income available to common stockholders after assumed conversions | $ 346.9 | $ 297.5 | $ 226.8 |
| Denominator: | | | |
| Denominator for basic earnings per share - weighted-average shares | 118,957,511 | 119,318,408 | 128,958,708 |
| Effect of dilutive securities: | | | |
| Stock options | 1,325,415 | 745,557 | 653,923 |
| Convertible preferred stock | 44,980 | 133,079 | 174,340 |
| Dilutive potential common shares | 1,370,395 | 878,636 | 828,263 |
| Denominator for diluted earnings per share - adjusted weighted-average shares and assumed conversions | 120,327,906 | 120,197,044 | 129,786,971 |
| Basic earnings per share | $ 2.92 | $ 2.49 | $ 1.76 |
| Diluted earnings per share | $ 2.88 | $ 2.47 | $ 1.75 |

(o) *Cash Flows*-For purposes of the Consolidated Statements of Cash Flows, the Company considers short-term investments, consisting of money market funds, certificates of deposit, and commercial paper with original maturities of less than 90 days to be cash equivalents. These securities are carried at cost which approximates fair value.

Supplemental cash flow information:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Cash paid during the year for: | | | |
| Interest | $ 13.0 | $ 15.9 | $ 10.3 |
| Income taxes | 97.8 | 62.6 | 27.7 |
| | $ 110.8 | $ 78.5 | $ 38.1 |

*(p) Concentration of Credit Risk*-Excluding U.S. government fixed maturity securities, the Company is not exposed to any significant concentration of credit risk.

*(q) Statement Presentation*-Amounts shown in the consolidated financial statements and applicable notes are stated (except as otherwise indicated and as to share data) in millions, which amounts may not add to totals shown due to rounding. Necessary reclassifications are made in prior periods' financial statements whenever appropriate to conform to the most current presentation.

**Note 2-Debt**-Consolidated debt of Old Republic and its subsidiaries is summarized below:

| | December 31, | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Commercial paper due within 180 days with an average yield of 2.32% and 6.71%, respectively | $ 34.9 | $ 34.9 | $ 112.9 | $ 112.9 |
| Debentures maturing in 2007 at 7.0% | 114.9 | 120.0 | 114.9 | 115.1 |
| Other miscellaneous debt | 9.1 | 9.1 | 10.1 | 10.1 |
| Total Debt | $ 159.0 | $ 164.0 | $ 238.0 | $ 238.2 |

The carrying amount of the Company's commercial paper borrowings approximates its fair value. The fair value of publicly traded debt is based on its quoted market price.

Scheduled maturities of the above debt at December 31, 2001 are as follows: 2002: $35.3; 2003: $.6; 2004: $.4; 2005: $.6; 2006: $4.7; 2007 and after: $117.1. During 2001, 2000 and 1999, $13.1, $15.9 and $10.3, respectively, of interest expense on debt was charged to consolidated operations.

**Note 3-Shareholders' Equity** - All common and preferred share data herein has been retroactively adjusted as applicable for stock dividends or splits declared through December 31, 2001.

*(a) Preferred Stock*-The following table shows certain information pertaining to the Corporation's preferred shares issued and outstanding:

| Preferred Stock Series: | Convertible G(1) |
|---|---|
| Annual cumulative dividend rate per share | $ (1) |
| Conversion ratio of preferred into common shares | 1 for .95 |
| Conversion right begins | Anytime |
| Redemption and liquidation value per share | (1) |
| Redemption beginning in year | (1) |
| Total redemption value (millions) | (1) |
| Vote per share | one |
| Shares outstanding: | |
| December 31, 2000 | 138,878 |
| December 31, 2001 | 44,591 |

(1) The Corporation has authorized up to 1,000,000 shares of Series G Convertible Preferred Stock for issuance pursuant to the Corporation's Stock Option Plan. Series G had been issued under the designation "G-2". In 2001, the Corporation created a new designation, "G-3", from which no shares have been issued as of December 31, 2001. Management believes this designation will be the source of possible future issuances of Series G stock. Except as otherwise stated, Series "G-2" and Series "G-3" are collectively referred to as Series "G". Each share of Series G pays a floating rate dividend based on the prime rate of interest. At December 31, 2001, the annual dividend rate for Series G-2 was $.65 per share. Each share of Series G is convertible at any time, after being held six months, into 0.95 shares of Common Stock (See 3(c)). Unless previously converted, Series G shares may be redeemed at the Corporation's sole option five years after their issuance.

*(b) Cash Dividend Restrictions*-The payment of cash dividends by the Corporation is principally dependent upon the amount of its insurance subsidiaries' statutory policyholders' surplus available for dividend distribution. The insurance subsidiaries' ability to pay cash dividends to the Corporation is in turn generally restricted by law or subject to approval of the insurance regulatory authorities of the states in which they are domiciled. These authorities recognize only statutory accounting practices for determining financial position, results of operations, and the ability of an insurer to pay dividends to its shareholders. Based on 2001 data, the maximum amount of dividends payable to the Corporation by its insurance and a small number of non-insurance company subsidiaries during 2002 without the prior approval of appropriate regulatory authorities is approximately $199.5.

*(c) Stock Option Plan*-The Corporation has a stock option plan for certain eligible key employees. Outstanding options at any one time may not exceed 6% of the Old Republic common stock then issued and outstanding. The exercise price of options is equal to the market price of the Corporation's stock on the date of grant; the term of each option is generally ten years from such date. Options may be exercised to the extent of 10% of the number of shares covered thereby on and after the date of grant, and cumulatively to the extent of an additional 10% on and after each of the first through ninth subsequent calendar years. In the event the market closing price of the Old Republic common stock reaches a pre-established value ("the vesting acceleration price"), however, optionees may exercise their options to the extent of 10% of the number of shares covered by the option for each year of employment by the optionee. The option plan enables optionees to, alternatively, exercise their options into Series "G" Convertible Preferred Stock. The exercise of options into such Preferred Stock reduces by 5% the number of equivalent common shares which would otherwise be obtained from the exercise of options into common shares.

For financial reporting purposes, Old Republic records the exercise of stock options directly in its capital accounts as permitted under existing accounting pronouncements. The following table shows a comparison of net income and related per share information as reported, and on a pro-forma basis on the assumption that the estimated value of stock options was treated as compensation cost. In estimating the compensation cost of options, the fair value of options at date of grant has been calculated using a Black-Scholes options pricing model that takes the assumptions shown below into account.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Option pricing/weighted average assumptions: | | | |
| Risk-free interest rates | 4.79% | 6.11% | 5.20% |
| Dividend yield | 2.82% | 5.75% | 3.36% |
| Common stock market price volatility factors | .27 | .24 | .24 |
| Expected option life | 10 years | 10 years | 10 years |
| Comparative data: | | | |
| Net income: | | | |
| As reported | $ 346.9 | $ 297.5 | $ 226.8 |
| Pro forma basis | 345.1 | 293.9 | 225.6 |
| Basic earnings per share: | | | |
| As reported | 2.92 | 2.49 | 1.76 |
| Pro forma basis | 2.90 | 2.46 | 1.75 |
| Diluted earnings per share: | | | |
| As reported | 2.88 | 2.47 | 1.75 |
| Pro forma basis | $ 2.86 | $ 2.44 | $ 1.74 |

*A summary of the status of the Corporation's stock options as of December 31, 2001, 2000 and 1999, and changes in outstanding options during the years then ended follows:*

| | As of and for the Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2001 | | 2000 | | 1999 | |
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding at beginning of year | 4,623,500 | $ 18.23 | 4,975,697 | $ 17.92 | 4,308,442 | $ 17.28 |
| Granted | 1,148,000 | 26.95 | 885,700 | 12.00 | 1,015,000 | 19.50 |
| Exercised | 609,642 | 14.31 | 1,134,455 | 11.53 | 187,249 | 10.30 |
| Canceled and forfeited | 32,169 | 25.25 | 103,442 | 23.72 | 160,496 | 19.68 |
| Outstanding at end of year | 5,129,689 | 20.60 | 4,623,500 | 18.23 | 4,975,697 | 17.92 |
| Exercisable at end of year | 2,870,530 | 17.67 | 3,053,669 | 16.46 | 2,740,950 | 14.75 |
| Weighted average fair value of options granted during the year | | $ 8.12 | | $ 2.09 | | $ 5.02 |

A summary of stock options outstanding and exercisable at December 31, 2001 follows:

| | | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|---|
| | | | Weighted – Average | | | |
| Ranges of Exercise Prices | Year(s) Of Grant | Number Out-Standing | Remaining Contractual Life | Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $11.61 to $11.83 | 1993-95 | 662,883 | 2.25 yrs | $ 10.97 | 612,386 | $ 10.97 |
| $14.75 to $17.83 | 1996-97 | 991,986 | 5.00 yrs | 17.82 | 817,545 | 17.82 |
| $29.04 to $29.08 | 1998 | 939,557 | 6.00 yrs | 29.04 | 375,823 | 29.04 |
| $17.56 to $19.50 | 1999 | 782,813 | 7.00 yrs | 19.50 | 535,688 | 19.50 |
| $12.00 to $13.56 | 2000 | 605,690 | 8.00 yrs | 12.00 | 414,413 | 12.00 |
| $26.92 to $28.37 | 2001 | 1,146,760 | 9.00 yrs | $ 26.95 | 114,675 | $ 26.95 |
| Total | | 5,129,689 | | | 2,870,530 | |

*(d) Common Stock*-There were 500,000,000 shares of common stock authorized at December 31, 2001. At the same date, there were 100,000,000 shares of Class "B" common stock authorized but none were issued or outstanding. Class "B" common shares have the same rights as common shares except for being entitled to 1/10th of a vote per share. In March 2000, the Company canceled 36,420,135 common shares previously reported as treasury stock, restoring them to unissued status; this had no effect on total shareholders' equity or the financial position of the Company.

*(e) Undistributed Earnings*-The equity of the Corporation in the undistributed earnings, determined in accordance with generally accepted accounting principles, and in the net unrealized investment gains (losses) of its respective subsidiaries at December 31, 2001 amounted to $1,948.6 and $103.3, respectively. Dividends declared during 2001, 2000 and 1999, to the Corporation by its subsidiaries amounted to $120.3, $119.6 and $178.9, respectively.

*(f) Statutory Data*-The policyholders' surplus and net income (loss), determined in accordance with statutory accounting practices, of the Corporation's insurance subsidiaries was as follows at the dates and for the periods shown:

| | Policyholders' Surplus December 31, | | Net Income (Loss) Years Ended December 31, | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 | 1999 |
| General Insurance Group | $ 1,318.1 | $ 1,233.0 | $ 90.0 | $ 109.5 | $ 68.8 |
| Mortgage Guaranty Group | 241.2 | 178.9 | 235.2 | 221.9 | 175.0 |
| Title Insurance Group | 116.5 | 106.9 | 23.3 | 13.7 | 19.1 |
| Life Insurance Group | $ 47.7 | $ 49.7 | $ 3.0 | $ 6.2 | $ (.6) |

In December, 1998, the National Association of Insurance Commissioners adopted a revised Accounting Practices and Procedures Manual ("Codification"). This Codification is a comprehensive compilation of statutory accounting practices and principles and was effective for accounting periods beginning after January 1, 2001. The adoption of codification resulted in an increase of $23.2 in the Company's statutory policyholders' surplus principally due to the net effect of increases in premiums written, acquisition costs and deferred income taxes.

**Note 4-Commitments and Contingent Liabilities:**

*(a) Reinsurance*-In order to maintain premium production within their capacity and to limit maximum losses for which they might become liable under policies underwritten, Old Republic's insurance subsidiaries, as is the common practice in the insurance industry, cede all or a portion of their premiums and liabilities on certain classes of business to other insurers and reinsurers. Although the ceding of insurance does not ordinarily discharge an insurer from liability to a policyholder, it is industry practice to establish the reinsured part of risks as the liability of the reinsurer. Old Republic also employs retrospective premium, contingent commission, and profit sharing arrangements for parts of its business in order to minimize losses for which it might become liable under insurance policies underwritten by it. To the extent that any reinsurance companies or retrospectively rated risks or producers might be unable to meet their obligations under existing reinsurance or retrospective insurance and agency agreements, Old Republic would be liable for the defaulted amounts. As deemed necessary, reinsurance ceded to other companies is secured by letters of credit, cash, and/or securities.

Except as noted in the following paragraph, reinsurance protection on property and liability operations generally limits the net loss on any one risk to a maximum of (in thousands): workers' compensation-$1,000; auto liability-$1,000; general liability-$1,000; and property coverages-$300. Substantially all the mortgage guaranty insurance business is retained, with the exposure on any one risk currently averaging approximately $29. Title insurance risk assumptions, based on the title insurance subsidiaries' financial resources, are limited to a maximum of $25,000 as to any one policy. The maximum amount of ordinary life insurance retained on any one life by the Life Insurance Group is $300.

Due to worldwide reinsurance capacity and related cost constraints, effective January 1, 2002, the Corporation will retain exposures for all, but most predominantly workers' compensation liability insurance, coverages in excess of $40.0 that were previously assumed by unaffiliated reinsurers. Further, as of the same date, coverage for acts of terrorism will be excluded from substantially all the Corporation's reinsurance treaties and effectively retained by it. There is no assurance that the U.S. Congress will approve legislation to mitigate the impact of possible losses caused by acts of terrorism, though in conjunction with industry rating organizations, the Corporation's insurance subsidiaries are in process of eliminating such coverage from affected policies other than workers' compensation.

Most of the reinsurance ceded by the Corporation's insurance subsidiaries in the ordinary course of business is placed on a quota share or excess of loss basis. Under quota share reinsurance, the companies remit an agreed upon percentage of their premiums written to assuming companies and are reimbursed for a pro-rata share of claims and commissions incurred and for a ceding commission to cover expenses and costs for underwriting and claim services performed. Under excess of loss reinsurance agreements, the companies are generally reimbursed for losses exceeding contractually agreed-upon levels.

The following information relates to reinsurance and related data for the General Insurance, Mortgage Guaranty and Life Insurance Groups for the three years ended December 31, 2001. For the years 1999 to 2001, reinsurance transactions of the Title Insurance Group have not been material.

| | Years Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| **General Insurance Group** | | | |
| Written premiums: direct | $ 1,377.3 | $ 1,115.0 | $ 1,068.0 |
| assumed (1) | 37.4 | 26.7 | 25.5 |
| ceded | $ 336.2 | $ 256.7 | $ 238.9 |
| Earned premiums: direct | $ 1,282.2 | $ 1,084.4 | $ 1,060.1 |
| assumed (1) | 36.8 | 25.3 | 26.6 |
| ceded | $ 318.8 | $ 252.0 | $ 233.2 |
| Claims ceded | $ 281.5 | $ 230.6 | $ 271.1 |
| **Mortgage Guaranty Group** | | | |
| Written premiums: direct | $ 390.8 | $ 361.4 | $ 314.7 |
| assumed | 1.6 | 3.7 | 1.0 |
| ceded | $ 38.4 | $ 29.7 | $ 18.0 |
| Earned premiums: direct | $ 390.9 | $ 359.0 | $ 317.8 |
| assumed | .7 | 1.9 | .5 |
| ceded | $ 38.4 | $ 29.4 | $ 18.0 |
| Claims ceded | $ 2.1 | $ .8 | $ (.2) |
| Mortgage guaranty insurance in force as of December 31: direct | $ 82,259.5 | $ 72,439.5 | $ 66,138.4 |
| assumed | 17,853.1 | 14,882.4 | 11,842.8 |
| ceded | $ 2,403.6 | $ 1,860.7 | $ 1,027.4 |
| **Life Insurance Group** | | | |
| Written premiums: direct | $ 72.0 | $ 73.4 | $ 86.8 |
| assumed | - | - | .7 |
| ceded (1) | $ 25.5 | $ 28.0 | $ 29.2 |
| Earned premiums: direct | $ 81.9 | $ 80.7 | $ 82.1 |
| assumed | - | - | .7 |
| ceded (1) | $ 31.3 | $ 27.3 | $ 28.8 |
| Life insurance in force as of December 31: direct | $ 11,575.8 | $ 11,800.5 | $ 12,735.3 |
| assumed | - | - | - |
| ceded | $ 4,075.3 | $ 4,951.3 | $ 4,838.7 |

(1) Various A&H coverages written in the Life Insurance Group are ceded to the General Insurance Group. Such amounts are recorded as premiums ceded and premiums assumed in the respective segments of this table.

*(b) Leases*-Some of the Corporation's subsidiaries maintain their offices in leased premises. Certain of these leases provide for the payment of real estate taxes, insurance, and other operating expenses. At December 31, 2001, aggregate minimum rental commitments (net of expected sub-lease receipts) under noncancellable operating leases of $128.4 are summarized as follows: 2002: $33.7; 2003: $27.8; 2004: $19.0; 2005: $11.4; 2006: $8.0; 2007 and after: $28.3.

*(c) General*-In the normal course of business, the Corporation and its subsidiaries are subject to various contingent liabilities, including possible income tax assessments resulting from tax law interpretations or issues raised by taxing or regulatory authorities in their regular examinations. Management does not anticipate any significant losses or costs to result from any known or existing contingencies.

*(d) Legal Proceedings*- Legal proceedings against the Company arise in the normal course of business and generally pertain to claim matters related to insurance policies and contracts issued by the Corporation's insurance subsidiaries.

The Federal Department of Labor has revised the Federal Black Lung Program regulations effective January 19, 2001. These new regulations, which require a re-evaluation of some previously settled or denied occupational disease claims, were challenged by the insurance and coal mining industries in a lawsuit filed in the United States District Court for the District of Columbia. The challenge was summarily dismissed by the Court and an appeal has been filed by the insurance and coal mining industries before the United States Court of Appeals, and is currently pending. At this time, the outcome of this challenge is uncertain and the potential impact on gross and net of reinsurance reserves or retrospective rating policies due to the revised regulations is not measurable.

In December 1999, a class action lawsuit was filed against one of the Company's mortgage guaranty insurance subsidiaries in the Federal District Court for the Southern District of Georgia. The suit alleges that the subsidiary provided pool insurance and other services to mortgage lenders at preferential, below market prices in return for mortgage insurance business, and that such practices violated the Real Estate Settlement Procedures Act. The Court ruled in favor of a summary judgement motion filed by the Company's subsidiary and dismissed the lawsuit. The class plaintiffs have appealed and the appeal is currently before the U.S. Court of Appeals for the Eleventh Circuit. The ultimate outcome of this litigation is unknown at the present time. Accordingly, no provision for any liability, including the additional cost of defense, has been included in the Company's financial statements.

The City and County of San Francisco and certain escrow customers of an underwritten title agency subsidiary headquartered in the State of California filed lawsuits alleging that the subsidiary: 1) failed to escheat unclaimed escrow funds; 2) charged for services not necessarily provided; and 3) collected illegal interest payments or fees from banks on the basis of funds held for escrow customers. The subsidiary in turn conducted an internal review of its records and concluded that it had certain liabilities for part of the issues denoted at (1) and (2). The subsidiary defended against the alleged practice denoted at (3) on the grounds that such practices are common within the industry, are not in conflict with any laws or regulations, and other meritorious defenses. The consolidated lawsuits have been tried and a judgement rendered, affirming in part and denying in part the subsidiary's defenses. In the aggregate, the judgement, excluding post-judgement interest, amounts to approximately $33.0. The subsidiary has made preparations to appeal the judgement, and management believes that the judgement will be substantially reduced on appeal. The subsidiary has continually evaluated its exposures and has paid or otherwise provided for its best estimate of litigation and related costs associated with all these issues in the amounts of $6.8, $4.1 and $16.2 in 2001, 2000 and 1999, respectively, and $46.6 for all years combined since 1998.

**Note 5-Consolidated Quarterly Results-Unaudited** - Old Republic's consolidated quarterly operating data for the two years ended December 31, 2001 is presented below.

In the opinion of management, all adjustments consisting of normal recurring adjustments necessary to a fair presentation of quarterly results have been reflected in the data which follows. It is also management's opinion, however, that quarterly operating data for insurance enterprises is not indicative of results to be achieved in succeeding quarters or years. The long-term nature of the insurance business, seasonal and cyclical factors affecting premium production, the fortuitous nature and at times delayed emergence of claims, and changes in yields on invested assets are some of the factors necessitating a review of operating results, changes in shareholders' equity, and cash flows for periods of several years to obtain a proper indicator of performance. The data below should be read in conjunction with the "Management Analysis of Financial Position and Results of Operations":

| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
|---|---|---|---|---|
| **Year Ended December 31, 2001:** | | | | |
| Operating Summary: | | | | |
| Net premiums, fees, and other income | $ 464.4 | $ 512.1 | $ 533.9 | $ 558.2 |
| Net investment income and realized gains (losses) | 83.0 | 77.0 | 65.6 | 78.7 |
| **Total revenues** | 547.5 | 589.2 | 599.5 | 637.0 |
| Benefits, claims, and expenses | 426.9 | 459.9 | 479.9 | 502.6 |
| **Net income** | $ 83.9 | $ 91.5 | $ 82.4 | $ 88.9 |
| **Net income per share:** Basic | $ .71 | $ .77 | $ .69 | $ .75 |
| Diluted | $ .70 | $ .76 | $ .69 | $ .74 |
| Average common and equivalent shares outstanding: | | | | |
| Basic | 118,536,809 | 118,783,068 | 118,928,107 | 118,972,130 |
| Diluted | 120,150,401 | 120,354,542 | 120,260,624 | 120,265,463 |

| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
|---|---|---|---|---|
| **Year Ended December 31, 2000:** | | | | |
| Operating Summary: | | | | |
| Net premiums, fees, and other income | $ 424.4 | $ 434.9 | $ 442.4 | $ 460.8 |
| Net investment income and realized gains | 68.7 | 67.0 | 75.1 | 96.5 |
| **Total revenues** | 493.2 | 502.1 | 517.8 | 557.4 |
| Benefits, claims, and expenses | 415.4 | 404.1 | 402.1 | 422.3 |
| **Net income** | $ 55.3 | $ 69.4 | $ 80.0 | $ 92.7 |
| **Net income per share:** Basic | $ .46 | $ .59 | $ .68 | $ .78 |
| Diluted | $ .46 | $ .58 | $ .67 | $ .77 |
| Average common and equivalent shares outstanding: | | | | |
| Basic | 120,878,838 | 118,007,337 | 117,788,947 | 118,248,795 |
| Diluted | 121,196,969 | 118,863,932 | 119,262,876 | 119,901,276 |

**Note 6-Information About Segments of Business** - The Corporation's business segments are organized as the General Insurance (property and liability insurance), Mortgage Guaranty, Title Insurance and Life Insurance Groups. The contributions of Old Republic's insurance industry segments to consolidated revenues and operating results, and certain balance sheet data pertaining thereto are shown in the following tables on the basis of generally accepted accounting principles ("GAAP"). Each of the Corporation's segments underwrites and services only those insurance coverages which may be written by it pursuant to state insurance regulations and corporate charter provisions.

The Corporation does not derive over 10% of its consolidated revenues from any one customer. Revenues and assets connected with foreign operations are not significant in relation to consolidated totals.

The General Insurance Group provides property and liability insurance primarily to commercial clients. Old Republic does not have a meaningful participation in personal lines of insurance. Commercial automobile (principally trucking) insurance is the largest type of coverage underwritten by the General Insurance Group accounting for approximately 38.2% of the Group's direct premiums written in 2001. The remaining premiums written by the General Insurance Group are derived largely from a wide variety of coverages, including workers' compensation, general liability, loan credit guaranty, and surety bonds. The General Insurance Group's operations have been expanded over the years to insure certain specialty lines such as directors' and officers' liability and errors and omissions liability insurance, to cover owners and operators of private aircraft for hull and liability exposures, and to provide automobile and home warranties.

Private mortgage insurance produced by the Mortgage Guaranty Group protects mortgage lenders and investors from default related losses on residential mortgage loans made primarily to homebuyers who make down payments of less than 20% of the home's purchase price. The Corporation insures only first mortgage loans, primarily on residential properties having one-to-four family dwelling units. The Corporation's mortgage insurance business originates from mortgage bankers (63.7%), commercial banks (18.0%), savings institutions (13.2%) and other mortgage originators (5.1%). The Mortgage Guaranty segment's ten largest customers were responsible for approximately 65.6%, 60.3% and 48.9% of direct insurance in force as of December 31, 2001, 2000 and 1999, respectively. The largest single customer accounted for 11.5% of the direct insurance in force as of December 31, 2001 compared to 11.7% and 9.5% as of December 31, 2000 and 1999, respectively.

The title insurance business consists primarily of the issuance of policies to real estate purchasers and investors based upon searches of the public records which contain information concerning interests in real property. The policy insures against losses arising out of defects, loans and encumbrances affecting the insured title and not excluded or excepted from the coverage of the policy.

The Life Insurance Group markets and writes consumer credit life and disability insurance primarily through automobile dealers. Old Republic has also written various conventional life and disability/accident and health insurance coverages for many years, principally through banks and other financial services institutions. Ordinary term life insurance is sold through independent agents and brokers for relatively large face amounts, in both the United States and Canada.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies pertinent thereto.

| | Years Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| **General Insurance Group:** | | | |
| Net premiums earned | $ 1,000.2 | $ 857.8 | $ 853.4 |
| Net investment income and other income(a) | 194.7 | 199.3 | 199.7 |
| Total | $ 1,195.0 | $ 1,057.1 | $ 1,053.2 |
| Income before taxes | $ 141.4 | $ 116.9 | $ 69.7 |
| Income tax expense | $ 34.7 | $ 27.1 | $ 10.3 |
| Segment assets - at year end | $ 5,451.9 | $ 5,111.4 | $ 5,052.7 |
| **Mortgage Guaranty Group:** | | | |
| Net premiums earned | $ 353.1 | $ 331.4 | $ 300.3 |
| Net investment income and other income(a) | 82.8 | 63.9 | 55.6 |
| Total | $ 436.0 | $ 395.3 | $ 355.9 |
| Income before taxes | $ 261.9 | $ 240.1 | $ 177.3 |
| Income tax expense | $ 88.4 | $ 80.8 | $ 59.0 |
| Segment assets - at year end | $ 1,731.6 | $ 1,483.3 | $ 1,262.7 |
| **Title Insurance Group:** | | | |
| Net premiums earned | $ 382.7 | $ 307.6 | $ 359.3 |
| Title, escrow and other fees | 242.6 | 186.4 | 214.5 |
| Sub-total | 625.3 | 494.0 | 573.8 |
| Net investment income and other income(a) | 23.5 | 24.6 | 23.2 |
| Total | $ 648.9 | $ 518.7 | $ 597.1 |
| Income before taxes | $ 74.6 | $ 40.3 | $ 44.0 |
| Income tax expense | $ 26.9 | $ 13.5 | $ 14.7 |
| Segment assets - at year end | $ 536.0 | $ 491.2 | $ 482.4 |
| **Life Insurance Group:** | | | |
| Net premiums earned | $ 50.6 | $ 53.4 | $ 54.0 |
| Net investment income and other income(a) | 7.7 | 8.6 | 8.7 |
| Total | $ 58.4 | $ 62.0 | $ 62.8 |
| Income before taxes | $ 4.9 | $ 5.3 | $ 3.1 |
| Income tax expense | $ 1.8 | $ 1.2 | $ .8 |
| Segment assets - at year end | $ 236.3 | $ 244.5 | $ 249.6 |

## Reconciliations of Segments to Consolidated

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| **Revenues:** | | | |
| Total revenues for reportable segments | $ 2,338.5 | $ 2,033.3 | $ 2,069.1 |
| Realized investment gains | 29.7 | 33.6 | 29.5 |
| Other revenues | 15.0 | 18.3 | 9.9 |
| Elimination of intersegment revenues(b) | (9.8) | (14.7) | (6.4) |
| Total consolidated revenues | $ 2,373.4 | $ 2,070.6 | $ 2,102.1 |
| **Income before taxes:** | | | |
| Total income before taxes of reportable segments | $ 483.0 | $ 402.7 | $ 294.3 |
| Realized investment gains | 29.7 | 33.6 | 29.5 |
| Other sources – net | (8.8) | (10.0) | (6.4) |
| Elimination of intersegment profits(b) | - | - | (.4) |
| Income before income taxes | $ 503.9 | $ 426.4 | $ 317.0 |
| **Assets** | | | |
| Total assets for reportable segments | $ 7,956.0 | $ 7,330.6 | $ 7,047.5 |
| Other assets | 64.9 | 61.8 | 60.1 |
| Elimination of intersegment investment(b) | (100.7) | (111.0) | (169.2) |
| Consolidated total | $ 7,920.2 | $ 7,281.4 | $ 6,938.4 |

In the above tables, net premiums earned on a GAAP basis differ slightly from statutory amounts due to certain differences in calculations of unearned premium reserves under each accounting method.

(a) Including unallocated investment income derived from invested capital and surplus funds.

(b) Represents results of holding company parent, consolidation eliminating adjustments, and general corporate expenses, as applicable.

## REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Old Republic International Corporation
Chicago, Illinois

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, preferred stock and common shareholders' equity and cash flows present fairly, in all material respects, the financial position of Old Republic International Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 12, 2002

## OFFICERS

**A. C. Zucaro**
Chairman of the Board, President and Chief Executive Officer

**John S. Adams**
Senior Vice President and Chief Financial Officer

**Charles S. Boone**
Senior Vice President, Chief Investment Officer and Treasurer

**Spencer LeRoy III**
Senior Vice President, Secretary and General Counsel

**William A. Simpson**
Senior Vice President; President of Republic Mortgage Insurance Company

## DIRECTORS

**Harrington Bischof**
President
Pandora Capital Corporation

**Kurt W. Kreyling**
President & Treasurer (Retired)
Kreyling Company,
Evansville, IN

**John W. Popp**
Partner (Retired)
KPMG LLP
Accountants

**David Sursa**
Chairman of the Board (Retired)
NBD Bank, N.A.,
Muncie, IN

**Anthony F. Colao**
Chairman of
Old Republic RE, Inc.

**Peter Lardner**
Chairman of
Bituminous Casualty Corporation

**William A. Simpson**
President
Republic Mortgage Insurance Company

**William G. White, Jr.**
President (Retired)
The First Federal Savings Bank,
Winston-Salem, NC

**Jimmy A. Dew**
Sales Group Manager
Republic Mortgage Insurance Company

**Wilbur S. Legg**
Partner (Retired)
Lord, Bissell & Brook
Attorneys,
Chicago, IL

**Arnold L. Steiner**
President (Retired)
Steiner Bank,
Birmingham, AL

**A. C. Zucaro**
Chairman of the Board,
President and Chief Executive Officer
Old Republic International Corporation

## Old Republic International Corporation and Subsidiaries

# Ten-Year Financial Summary

**(All amounts, except common share data, are expressed in millions)**

| | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 | 1993 | 1992 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Financial Position (a)** | | | | | | | | | | |
| Fixed Maturity Securities | **$5,058.8** | $4,721.4 | $4,555.3 | $4,687.4 | $4,614.7 | $4,308.2 | $4,192.3 | $3,550.8 | $3,450.7 | $3,127.1 |
| Equity Securities | **391.6** | 295.5 | 160.1 | 164.8 | 117.1 | 116.1 | 126.1 | 263.8 | 191.9 | 125.9 |
| Other Invested Assets | **136.3** | 127.3 | 113.1 | 96.3 | 88.0 | 97.4 | 96.6 | 91.7 | 80.4 | 79.4 |
| Reinsurance Recoverable | **1,415.3** | 1,386.5 | 1,374.8 | 1,324.2 | 1,360.7 | 1,422.7 | 1,440.9 | 1,552.0 | 1,544.5 | 15.8 |
| Sundry Assets | **918.1** | 750.5 | 734.9 | 746.9 | 742.7 | 711.6 | 737.3 | 804.5 | 830.8 | 793.3 |
| | **$7,920.2** | $7,281.4 | $6,938.4 | $7,019.7 | $6,923.4 | $6,656.2 | $6,593.5 | $6,262.9 | $6,098.3 | $4,141.6 |
| Policy Liabilities | **$ 767.8** | $ 563.9 | $ 544.0 | $ 600.3 | $ 620.3 | $ 635.7 | $ 668.2 | $ 669.6 | $ 692.2 | $ 567.2 |
| Benefit and Claim Reserves | **3,451.0** | 3,389.5 | 3,433.7 | 3,406.5 | 3,529.7 | 3,541.8 | 3,519.8 | 3,514.7 | 3,405.6 | 1,836.4 |
| Sundry Liabilities | **917.2** | 888.5 | 761.3 | 707.3 | 620.1 | 558.0 | 720.3 | 673.8 | 665.3 | 572.2 |
| Preferred Stock | **.3** | .7 | .7 | 1.2 | 1.0 | 20.6 | 72.5 | 75.4 | 78.0 | 80.8 |
| Common Shareholders' Equity | **2,783.7** | 2,438.7 | 2,198.4 | 2,304.2 | 2,152.1 | 1,900.0 | 1,612.5 | 1,329.3 | 1,256.9 | 1,084.9 |
| | **$7,920.2** | $7,281.4 | $6,938.4 | $7,019.7 | $6,923.4 | $6,656.2 | $6,593.5 | $6,262.9 | $6,098.3 | $4,141.6 |
| Total Capitalization | **$2,943.1** | $2,677.4 | $2,407.5 | $2,450.6 | $2,296.1 | $2,074.6 | $2,005.6 | $1,719.5 | $1,617.7 | $1,443.6 |
| Book Value Per Share (d) | **$ 23.40** | $ 20.62 | $ 17.99 | $ 17.27 | $ 15.59 | $ 14.57 | $ 13.58 | $ 11.46 | $ 10.78 | $ 9.51 |
| **Operating Results** | | | | | | | | | | |
| Net Premiums and Fees | **$2,029.5** | $1,736.8 | $1,781.7 | $1,810.6 | $1,628.0 | $1,507.7 | $1,374.0 | $1,423.2 | $1,445.7 | $1,291.9 |
| Net Investment Income | **274.7** | 273.9 | 263.2 | 273.1 | 270.8 | 260.5 | 251.9 | 227.5 | 220.7 | 221.5 |
| Realized Gains | **29.7** | 33.6 | 29.5 | 53.0 | 26.3 | 15.1 | 49.7 | 7.7 | 40.2 | 62.8 |
| Other Income | **39.4** | 26.1 | 27.5 | 34.9 | 37.6 | 20.4 | 20.2 | 20.4 | 29.5 | 40.7 |
| **Total Revenues** | **2,373.4** | 2,070.6 | 2,102.1 | 2,171.7 | 1,962.8 | 1,803.9 | 1,695.9 | 1,679.0 | 1,736.3 | 1,617.0 |
| Benefits and Claims | **860.5** | 761.2 | 833.0 | 782.1 | 787.6 | 752.0 | 747.9 | 761.2 | 811.3 | 752.1 |
| Sales and General Expenses | **1,008.9** | 882.9 | 952.0 | 922.8 | 748.5 | 709.4 | 631.9 | 691.9 | 681.6 | 614.2 |
| **Total Expenses** | **1,869.5** | 1,644.2 | 1,785.1 | 1,704.9 | 1,536.1 | 1,461.5 | 1,379.9 | 1,453.1 | 1,492.9 | 1,366.3 |
| Revenues, Net of Expenses | **503.9** | 426.4 | 317.0 | 466.7 | 426.7 | 342.4 | 316.0 | 225.8 | 243.3 | 250.7 |
| Income Taxes | **159.7** | 131.0 | 92.9 | 145.8 | 129.2 | 108.5 | 103.6 | 73.4 | 78.0 | 75.0 |
| Other Items – Net | **2.7** | 2.2 | 2.7 | 2.7 | .6 | .9 | .2 | (1.4) | 1.1 | (.9) |
| Extraordinary Charge (Net) | **-** | - | - | - | - | (4.4) | - | - | - | - |
| Accounting Changes | **-** | - | - | - | - | - | - | - | 8.6 | - |
| **Net Income** | **$ 346.9** | $ 297.5 | $ 226.8 | $ 323.7 | $ 298.1 | $ 230.3 | $ 212.7 | $ 151.0 | $ 175.1 | $ 174.7 |
| **Net Income Per Share:(d)** | | | | | | | | | | |
| Basic | **$ 2.92** | $ 2.49 | $ 1.76 | $ 2.35 | $ 2.22 | $ 1.73 | $ 1.76 | $ 1.23 | $ 1.44 | $ 1.52 |
| Diluted | **$ 2.88** | $ 2.47 | $ 1.75 | $ 2.33 | $ 2.10 | $ 1.59 | $ 1.52 | $ 1.08 | $ 1.26 | $ 1.31 |
| Operating Cash Flow | **$ 526.7** | $ 344.1 | $ 274.5 | $ 333.6 | $ 387.5 | $ 311.6 | $ 395.6 | $ 260.4 | $ 394.0 | $ 299.0 |
| **Revenues By Operating Segment** | | | | | | | | | | |
| General Insurance | **$1,195.0** | $1,057.1 | $1,053.2 | $1,111.3 | $1,119.5 | $1,074.9 | $1,056.1 | $1,051.4 | $1,058.5 | $1,001.8 |
| Mortgage Guaranty | **436.0** | 395.3 | 355.9 | 348.3 | 313.3 | 262.6 | 203.9 | 158.3 | 118.6 | 78.8 |
| Title Insurance | **648.9** | 518.7 | 597.1 | 578.8 | 423.4 | 387.9 | 326.2 | 404.7 | 467.9 | 412.8 |
| Life Insurance | **58.4** | 62.0 | 62.8 | 72.7 | 75.4 | 60.5 | 58.0 | 55.7 | 49.5 | 60.0 |
| Other (c) | **5.2** | 3.6 | 3.4 | 7.4 | 4.5 | 2.6 | 1.8 | .9 | 1.3 | .6 |
| Sub-Total | **2,343.7** | 2,036.9 | 2,072.6 | 2,118.7 | 1,936.4 | 1,788.7 | 1,646.1 | 1,671.2 | 1,696.0 | 1,554.2 |
| Realized Gains | **29.7** | 33.6 | 29.5 | 53.0 | 26.3 | 15.1 | 49.7 | 7.7 | 40.2 | 62.8 |
| Total | **$2,373.4** | $2,070.6 | $2,102.1 | $2,171.7 | $1,962.8 | $1,803.9 | $1,695.9 | $1,679.0 | $1,736.3 | $1,617.0 |
| **Pre-Tax Income (Loss) By Operating Segments (b)** | | | | | | | | | | |
| General Insurance | **$ 141.4** | $ 116.9 | $ 69.7 | $ 192.0 | $ 208.3 | $ 188.8 | $ 171.1 | $ 154.2 | $ 124.5 | $ 118.7 |
| Mortgage Guaranty | **261.9** | 240.1 | 177.3 | 155.3 | 141.5 | 120.2 | 102.8 | 78.3 | 61.3 | 43.8 |
| Title Insurance | **74.6** | 40.3 | 44.0 | 64.6 | 36.5 | 24.6 | 4.6 | (.2) | 32.1 | 26.9 |
| Life Insurance | **4.9** | 5.3 | 3.1 | 6.6 | 19.9 | 7.0 | 7.9 | 6.4 | 6.5 | 18.9 |
| Other (c) | **(8.8)** | (10.0) | (6.8) | (4.9) | (6.1) | (13.5) | (20.2) | (20.6) | (21.4) | (20.5) |
| Sub-Total | **474.2** | 392.7 | 287.5 | 413.7 | 400.3 | 327.2 | 266.2 | 218.1 | 203.0 | 187.9 |
| Realized Gains | **29.7** | 33.6 | 29.5 | 53.0 | 26.3 | 15.1 | 49.7 | 7.7 | 40.2 | 62.8 |
| Total | **$ 503.9** | $ 426.4 | $ 317.0 | $ 466.7 | $ 426.7 | $ 342.4 | $ 316.0 | $ 225.8 | $ 243.3 | $ 250.7 |

(a) Adoption of certain reporting changes mandated by accounting regulatory authorities served to increase assets and liabilities by equal amounts of approximately $1.3 billion at December 31, 2001, 2000 and 1999, $1.2 billion at December 31, 1998, $1.3 billion at December 31, 1997 and 1996, $1.4 billion at December 31, 1995 and $1.5 billion at December 31, 1994 and 1993. As permitted, prior years' reports have not been changed.
(b) Before extraordinary items and cumulative effect of accounting changes.
(c) Represents principally parent holding company operations.
(d) Retroactive adjustments have been made for all stock dividends and splits declared through December 31, 2001.

# Corporate and Shareholders' Information

## Corporate Profile:

Old Republic International Corporation is a Chicago-based multiple lines insurance holding company. Its subsidiaries market, underwrite, and manage a wide range of specialty and general insurance programs in the property & liability, mortgage guaranty, title and life & disability insurance fields.

Old Republic's insurance operations, particularly as they apply to its property & liability insurance segment, assume risks and perform related risk management and marketing services pertaining to a large variety of commercial as opposed to personal lines of insurance.

The personal contacts, relationships, reputations, and experience of Old Republic's key executives are a vital element in obtaining and retaining business from most sources, and in structuring appropriate reinsurance and other financial arrangements for its customers. Many of the Company's accounts produce large amounts of premiums or fees and therefore warrant substantial levels of top executive involvement. In this and other respects, the Company's mode of operation is highly proprietary in nature and is similar to that of professional reinsurers and risk managers, based as it is on the personal service and attention of relatively few key people.

In common with other insurance enterprises, significant revenues are obtained by Old Republic from the investment and re-investment of funds derived from underwriting operations and capital resources.

## Corporate Governance:

The financial statements and other information included in this 78th Annual Report to shareholders have been compiled by members of the Corporation's administrative and financial staffs, under the overall supervision of the Chief Executive Officer. This report is intended to inform shareholders about Old Republic's most recent operating results and financial position.

To ensure the reliability and integrity of financial statements and other data used in the normal course of business, managements of the Corporation and its subsidiaries employ systems of operational and internal controls deemed to be cost effective and tailored to Old Republic's mode of operations. Key features of these systems include: centralized underwriting and financial controls; restricted access to negotiable assets; careful selection and supervision of management and technical personnel; appropriate separation of duties and responsibilities; and operating policies intended to promote the efficient allocation of people and capital resources. A formal policy dealing with conflicts of interest and the safeguarding of assets and of proprietary information applies to all personnel and Directors connected with Old Republic and its affiliated companies.

The Board of Directors regularly meets four times per annum. Financial and other data provided to the Directors of the Corporation and its subsidiaries are intended to afford them a current understanding of operating results and major corporate decisions and policies. An Audit Committee, consisting of six outside Directors, meets periodically with representatives of management and of the independent accounting firm retained each year to audit the financial statements. The independent accountants have access to the Audit Committee, and the meetings are held with and without management representatives present. Such meetings address themselves to a variety of matters, including a review of published financial data, and are intended to assure that the auditors and management discharge their particular responsibilities in the best interests of the Corporation and its shareholders. The Board of Directors also has Executive and Compensation Committees.

## Stock Information:

The Company's common stock is traded on the New York Stock Exchange under the symbol of ORI.

| | Price Range of Common Stock | Cash Dividends |
|---|---|---|
| 1st Quarter '00 | $13.75 - $10.75 | $.13 |
| 2nd Quarter '00 | 18.56 - 12.38 | .14 |
| 3rd Quarter '00 | 26.44 - 17.25 | .14 |
| 4th Quarter '00 | $32.00 - $21.25 | $.14 |
| 1st Quarter '01 | $32.00 - $25.56 | $.14 |
| 2nd Quarter '01 | 29.37 - 27.40 | .15 |
| 3rd Quarter '01 | 29.01 - 22.65 | .15 |
| 4th Quarter '01 | $28.11 - $23.74 | $.15 |

## Dividend Reinvestment and Stock Purchase Plan:

The Corporation has a Dividend Reinvestment Plan for the benefit of its shareholders. The Plan provides a convenient way of increasing shareholders' holdings of Old Republic common stock without paying brokerage fees or similar charges.

Pursuant to the Plan, participating shareholders may elect to have their quarterly cash dividends reinvested automatically in additional shares of Old Republic common stock. In addition, participants may elect to make optional cash payments ranging from $100 to $5,000 per quarter to purchase additional shares of Old Republic common stock after the first dividend is reinvested. These optional cash payments need not, however, be made each quarter and the amount invested can vary from quarter to quarter within the aforementioned dollar range. It should be noted that both the dividends reinvested as well as the optional cash payments will be used to purchase the shares at the closing price of Old Republic's common stock as of the dividend payment date or the next preceding business day, if on a Saturday or legal holiday.

Employees of Old Republic and any of its 50% or more owned subsidiaries and affiliates who also own common stock of the Company may elect to make their optional cash payments through regular payroll deductions. To do so, they should simply request and sign the appropriate payroll department forms, indicating thereon the amount they wish to have withheld from each paycheck.

The Plan is administered through EquiServe First Chicago Trust Division. Each quarter, the administrator sends to each participant a statement showing the shares purchased with the reinvested cash dividends and any optional cash payments.

In order to participate in the Plan, common stock must be held in the participant's own name and not in a so-called "Street Name" or similar custody device. To obtain more information about the Plan and on how to enroll in it, inquiries should be sent to:

EquiServe
First Chicago Trust Division
P.O. Box 2500
Jersey City, New Jersey 07303-2500

## Direct Dividend Deposit Plan:

Shareholders can have their quarterly cash dividends deposited directly into their checking or savings account. The main benefit of this Direct Deposit feature is that dividends are deposited in a shareholder's checking or savings account on the date of payment -- thereby obviating the wait caused by mail deliveries. The deposit is made automatically for you and your monthly bank statement should confirm the deposit.

To participate in this Direct Dividend Deposit Plan, please call 1-800-870-2340, Monday through Friday, 8:00 a.m. - 10:00 p.m. EST, Saturday, 8:00 a.m. - 3:30 p.m.

## Stockholder Assistance:

For prompt assistance on address changes, dividend reinvestment and other general shareholder information, please contact the Telephone Response Center of EquiServe First Chicago Trust Division at 201-324-0313 between 9:00 a.m. and 5:00 p.m. EST, each day. When calling, please be prepared to give the name(s) as it appears on your certificate(s) and your tax identification number. The peak calling hours each day are between 11:30 a.m. and 1:30 p.m. EST. Service will be quicker if you avoid these hours.

## Form 10-K Annual Report:

Old Republic's Annual Report on Form 10-K is available at no charge without exhibits. Shareholders wishing to obtain a copy of this report may do so by writing to: Office of the Chief Executive Officer, Old Republic International Corporation, 307 North Michigan Avenue, Chicago, Illinois 60601.

## Annual Meeting of the Shareholders:

The annual meeting of the shareholders is scheduled for May 24, 2002 at 3:00 p.m. at the Old Republic Building, 307 North Michigan Avenue, Chicago, Illinois 60601.

## Common Share Statistics

| | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 | 1993 | 1992 |
|---|---|---|---|---|---|---|---|---|---|---|
| Net income: Basic | **$ 2.92** | $ 2.49 | $ 1.76 | $ 2.35 | $ 2.22 | $ 1.73 | $ 1.76 | $ 1.23 | $ 1.44 | $ 1.52 |
| Diluted | **2.88** | 2.47 | 1.75 | 2.33 | 2.10 | 1.59 | 1.52 | 1.08 | 1.26 | 1.31 |
| Book value | **23.40** | 20.62 | 17.99 | 17.27 | 15.59 | 14.57 | 13.58 | 11.46 | 10.78 | 9.51 |
| Cash dividends paid | **0.59** | 0.55 | 0.49 | 0.39 | 0.33 | 0.28 | 0.23 | 0.21 | 0.19 | 0.18 |
| Closing price | **$28.01** | $32.00 | $13.63 | $22.50 | $24.79 | $17.83 | $15.78 | $ 9.45 | $10.06 | $11.06 |
| Ratio of closing price: | | | | | | | | | | |
| To book value | **1.2x** | 1.6x | .8x | 1.3x | 1.6x | 1.2x | 1.2x | 0.8x | 0.9x | 1.2x |
| To net income -Diluted | **9.7x** | 13.0x | 7.8x | 9.7x | 11.8x | 11.2x | 10.4x | 8.8x | 8.0x | 8.4x |
| Return on equity | **14.2%** | 13.5% | 9.8% | 15.0% | 15.6% | 13.8% | 15.5% | 11.5% | 15.5% | 18.9% |

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OLD REPUBLIC
International Corporation
307 N. Michigan Avenue ◦ Chicago, Illinois 60601